UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   AMENDMENT 1
                                       to
                                   FORM 10-SB

          ENVIRONMENTAL CONSTRUCTION PRODUCTS INTERNATIONAL, INC, f.k.a
                             Ginsite Materials, Inc.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

       FLORIDA                                            65-0774999
----------------------------                    ------------------------------
(State or other jurisdiction  of            (I.R.S. Employer Identification No.)
incorporation or organization )

2828 North Speer, #103, Denver, CO                     80211
----------------------------                   ------------------------------
(Address of principal place of business)              Zip Code


Issuer's telephone number:  (303) 455-3100.


Securities to be registered under Section 12(b) of the Act:

 Title of each class                         Name of each exchange on which each
 to be so registered                            class to be registered

               None
 ------------------------------              -----------------------------------


Securities to be registered under Section 12(g) of the Act:

                         (Common Stock, $.001 par value)
                        --------------------------------
                                (Title of class)


Copies of Communications Sent to:

                                   Donald F. Mintmire
                                   Mintmire & Associates
                                   265 Sunrise Avenue
                                   Suite 204
                                   Palm Beach, FL 33480
                                   (561) 832-5696

                                TABLE OF CONTENTS
Part I

                  Forward-Looking Statements

Item 1:           Description of Business
                  (a)      Business Development
                  (b)      Business of Registrant
                           General
                           Management:
                           Business Strategy
                           The  Construction Market
                           Licensing & Distributorship
                           Patent Pending & Trademark Status
                           Research & Development
                           Marketing
                           Quality Control Issues
                           Risk Management Program - Workers Compensation Employees
                           Customer Base/Market
                           Competition
                           Industry Regulation
                           Environmental Impact/Approvals
                           Seasonality

(c) Risk Factors
     1. Development Stage Company
     2. Operating History, Revenue or Earnings
     3. Need for Additional Capital:
          Going Concern Qualification Expressed by Auditor
     4. Dependence on Management:
          Management's Lack of Experience in Construction Marketing and Marine Product Sales
     5. No Existing Market Penetration or Customer Base
     6. No Assurance of Product Quality: Performance and Reliability
     7. No Assurance of Sales Force Quality: Performance and Reliability
     8. Uncertainty of Market Acceptance
     9. Seasonal Variations in Results
     10.Raw Material Costs
     11.Lack of Working Capital Funding Source
     12.Conflicts of Interest
     13.Increased Employee Costs
     14.Liability for Workers Compensation Claims
     15.Ability to Grow
     16.Potential Legal Liability
     17.Competition
     18.Patent, Copyrights and Trademarks
     19.Uncertainty Regarding Protection of Proprietary Rights
     20.Cash Flow Commitments: Note Purchase Agreement
     21.Possible Adverse Effect of Penny Stock Regulations on Liquidity of
               Common Stock in any Secondary Market

Item 2. Management's Discussion and Analysis or Plan of Operation Discussion and Analysis
       12 Month Plan of Operations
       Results of Operations - Full Fiscal Years
                Revenues
                Net Sales
                Operating Expenses
                Sales and Marketing
                General and Administrative
                Results of Operations - Nine mos ended Sept.  30,1999
                Net Losses
       Research and Development
       Patent Pending & Trademark Status
       Interest and Other Income (Expense), Net
       Financial Condition, Capital Resources and Liquidity
       Net Operating Losses
                The Company
       Year 2000 Compliance

Item 3.  Description of Property

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities
       Description of Common Stock
       Dividend Policy
       Rights of Dissenting Shareholders
       Preliminary Merger Discussions
       Transfer Agent
       Certain Provisions of Florida Law

PART II

Item 1.   Market Price of and Dividends on the Registrant's Common
          Equity and Other
       Shareholder Matters
                Market Information
                Holders of Common Stock
                Dividends

Item 2.   Legal Proceedings

Item 3.   Changes In and Disagreements with Accountants

Item 4.   Recent Sales of Unregistered Securities

Item 5.   Indemnification of Directors and Officers

PART F/S

INDEX TO FINANCIAL STATEMENTS

                      AUDITED GINSITE FINANCIAL STATEMENTS
                     For the period ending December 31, 1999
               Including the Interim period ending March 31, 1998

Independent Auditors' Report............................F-2

Balance Sheets..........................................F-3

Statements of Loss......................................F-4

Statements of Changes in Stockholders' Equity...........F-5

Statements of Cash Flows................................F-6

Notes to Financial Statements...........................F-7


            ENVIRONMENTAL CONSTRUCTION PRODUCTS INTERNATIONAL["ECPI"]
              Consolidated Unaudited Proforma Financial Statements
                     For the period ending December 31, 1998

Proforma Consolidated Balance Sheets..................................F-12

Proforma Consolidated Statements of Operations........................F-13

Notes to Proforma Consolidated  Financial Statements..................F-14


                     AUDITED ENVIROCON FINANCIAL STATEMENTS
                     For the period ending December 31, 1998

Report of Independent Certified Public Accountants.................F-15

Balance Sheets.....................................................F-16

Statements of Operations...........................................F-17

Statements of Changes in Stockholders' (Deficit)...................F-18

Statements of Cash Flows...........................................F-19

Notes to Financial Statements .....................................F-20


                Unaudited ECPI Consolidated Financial Statements
                    For the period ending September 30, 1999

Balance Sheets.....................................................F-23

Statements of Operations...........................................F-24

Statements of Changes in Stockholders' (Deficit)...................F-25

Statements of Cash Flows...........................................F-26

Notes to Financial Statements......................................F-27

PART III

Item 1.              Index to Exhibits

Part I

Forward-Looking Statements

      This Report on Form 10-SB includes certain statements that may be deemed to be "forward- looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The sections of this Report on Form 10-SB containing such forward-looking statements include "Description of Business," "Growth," "Acquisitions," "Product and Services," "Marketing and Sales," "Markets," "Competition," and "Year 2000 Issues" under Item 1 below, and "Management's Discussion and Analysis or Plan of Operation" under Item 2 below. Statements in this Form 10-SB which address activities, events or developments that we expect or anticipate will or may occur in the future, including such topics as future issuances of shares, future capital expenditures (including the amount and nature thereof), expansion and other development and technological trends of industry segments in which the proposed registrant is active, business strategy, expansion and growth of the registrant's and its competitors' business and operations and other such matters are forward-looking statements. Although we believe the expectations expressed in such forward- looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, a number of factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on our behalf.

      Our operations are subject to factors outside our control. Any one, or a combination, of these factors could materially affect the results of our operations. These factors include: (a) changes in levels of competition from current competitors and potential new competitors; (b) loss of a significant customer; and (c) changes in availability or terms of working capital financing from vendors and lending institutions. The foregoing should not be construed as an exhaustive list of all factors that could cause actual results to differ materially from those expressed in forward-looking statements made by us. Forward-looking statements made by or on our behalf are based on a knowledge of our business and the environment in which we operate, but because of the factors listed above, actual results may differ from those anticipated results described in these forward- looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and it is possible that the actual results or developments anticipated by us will not be realized or, even if substantially realized, that they will not have the expected consequences to or effects on our business or operations.

Item 1:          Description of Business

     (a) Business Development

      Environmental Construction Products International, Inc, (hereinafter referred to as the "Company" or "ECPI") f/k/a Ginsite Materials, Inc.("Ginsite") was organized under the laws of the State of Florida on August 7, 1997. The Company was originally organized by Mr. Murray Ginsberg, Chairman, President and Director of the Company for the purpose of manufacturing GINSITE(TM), a resin-bound innovative coating material which is non-porous, waterproof and bonds directly to various surfaces. The product is manufactured exclusively for the construction and marine markets. On August 13, 1999 the Company entered into an Agreement and Plan of Reorganization("Agreement") in which it purchased at least 80% of the issued and outstanding shares of Envirocon Corporation("Envirocon"), a Nevada corporation. (See: Part III. Item 1. Index to Exhibits- 10. Agreement and Plan Of Reorganization) The Agreement called for the resignation of the original officers and board of directors of the Company and the appointing of a new board and officers. The new board of directors consisted of Murray Ginsberg and Wayne Doss representing the positions to be held by Ginsite Representatives, and Frank Glinton and George Anagnost as new members of the board of directors representing positions to be held by Envirocon representatives. A fifth board member is to be named by the new board. Mr. Glinton was subsequently appointed President and George Anagnost was appointed

Senior Vice-President, Secretary and Treasurer of the Company. It is anticipated that the Company will greatly benefit from the synergy expected to result from the combination of professional experience provided by the above executives. The Company has been active as a manufacturing development stage company since its incorporation on August 7, 1997.

    Envirocon manufactures proprietary composite wire mesh and Expandable Polystyrene (EPS) foam panels for the construction of affordable, environmentally friendly, and element tolerant residential homes and commercial buildings. The Agreement between Envirocon and Ginsite was consummated with the goal of combining each of the company's core product to provide opportunities which the Company believed would be far in excess of what each alone could have enjoyed as separate entities. With the acquisition of Envirocon the Company can now offer a construction panel "system" which greatly expands its capabilities and business plan which is to become a leading homebuilder in the United States and a dominant player in key international housing markets.

    The Agreement also allows the Company to consolidate managerial duties and responsibilities by enabling more experienced managers to assume control of the Company providing necessary managerial support in addition to reducing costs to each respective company. The Company believes that its Econ Panel System will provide it with the market recognition necessary to support the development of additional technological enhancements which ECPI plans to incorporate in future Econ Panel machines. The Econ Panel offers a structural building solution which the Company believes is a step above that which is presently available in the market at a better price.

    The Company as a direct result of its acquisition of Envirocon is now firmly positioned in the building construction materials industry. Its primary focus is to produce a new Econ Panel System which entails the manufacturing of a structural composite wire mesh and polystyrene foam panel for the construction of residential homes and commercial buildings The Company builds both panel-making machines and manufactures the panels for retail sales. These panels are especially well suited for construction in high wind and earthquake prone regions of the world. The Company controls proprietary technology for a wire mesh, panelized building system that is particularly valuable for a variety of building applications in the United States and around the world. The Econ Panel System serves the growing need for an economically sound and environmentally acceptable building material on a worldwide basis. A similar system has already been used by Habitat for Humanity to construct low-cost homes in Mexico and is sponsored by former President Jimmy Carter. Current trends in the construction industry favors use of the company's product. The Econ Panel System provides a wide array of features and benefits which are not directly met by the competition.

    The Company shortly after closing on the above Agreement changed its name to Environmental Construction Products International, Inc. and changed its stock symbol to "ECPI." The Company's stock is quoted for trade on the OTC Bulletin Board under the symbol "ECPI". The Company's Principal Executive Offices are located at 2828 North Speer, #103, Denver, CO 80211 and its telephone is: (303) 455-3100.

    The Company is filing this Form 10-SB on a voluntary basis in order that the public will have access to the required periodic reports on the Company's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

        In August, 1997, the Company issued 200,000 shares of common stock pursuant to Section 4(2) of the Act for the sum of $1,500 to First Equity Group, Inc. for services to be rendered. The offering was made to a Florida corporation in the State of Florida.

     The Company in September 1997 accepted subscriptions in the amount of $1,000,000 for the sale of 3,000,000 shares of common stock , $0.001 par value per share(in units consisting of 14 warrants for each share of common stock, each warrant convertible at $0.35 per share into one (1) share of common stock on or before November 30, 1998) in a private placement conducted pursuant to an exemption from registration contained in section and 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida. A Private Placement Memorandum was used in connection with this offering which was disclosed to each prospective investor.(See: Part II, Item 4. "Recent Sales of Unregistered Securities"). In September 1998 the Company accepted subscriptions in the amount of $45,000.00 from the sale of 67,164 shares of common stock in a private placement to accredited investors conducted pursuant to an exemption from registration contained in section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder.(See: Part II, Item 4. "Recent Sales of Unregistered Securities"). In November, 1998 the Company accepted subscriptions in the amount of $4,899.00 for the sale of 13,998 shares of common stock in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act of 1933 and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida.(See: Part II, Item 4. "Recent Sales of Unregistered Securities"). In March and April 1999, (prior to April 7,
1999) the Company accepted subscriptions in the amount of $330,250.00 for the sale of 3,585,611 shares of common stock in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida(See: Part II, Item 4. "Recent Sales of Unregistered Securities"). In June 1999, the Company accepted a subscription in the amount of $50,000 from the sale of 400,000 shares of common stock in a private placement to one accredited investor and Florida resident conducted pursuant to an exemption from registration contained in section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made in the State of Florida.(See: Part II, Item 4. "Recent Sales of Unregistered Securities"). All of the above subscriptions were fully funded.

    All required state forms were filed in New York and Florida in compliance with all Blue Sky laws under the terms of the exemption under which the above offering was made.(See Part II, Item 4.
"Recent Sales of Unregistered Securities.")

    On August 13, 1999, the Company entered into an Agreement and Plan of Reorganization ("Agreement") with Envirocon Corporation, a Nevada corporation,("Envirocon") which was formed in March 1998. Upon the closing of the Agreement the Company acquired at least 80% of the 3,800,000 issued and outstanding shares of Envirocon stock ("Envirocon Shares"). Envirocon became a wholly owned subsidiary of the Company. In addition, upon the closing of the Agreement the Envirocon shareholders acquired from Ginsite approximately 32,842,909 shares of the Company's common stock or approximately 60% of the post reorganization issued and outstanding shares of the Company's common stock
("Ginsite Shares"). The original Ginsite shareholders own approximately 21,895,273 shares of the Company's common stock at the closing of the Agreement or approximately 40% of its post reorganization issued and outstanding shares. Upon completion of the Plan of Reorganization the Company will have issued an aggregate of 54,738,182 shares of common stock representing 100% of all issued and outstanding shares.

    On September 7, 1999, the board of directors of the Company and a majority of the Company's shareholders approved: (i) a 5 to 1 reverse split of its common stock, (ii) the change in the name of the Company from Ginsite Materials, Inc. to Environmental Construction Products International, Inc., and (iii) the change to the Company's stock ticker symbol to ECPI if available. At this time a majority of the Company's shareholders also reaffirmed the par value of the common stock post reverse split to be $0.001 par value per share and that the aggregate number of authorized shares post 5 to 1 reverse split to be 100,000,000.

    The Company is now focused on the building construction materials industry subsequent to the above reorganization. It is in the business of producing a new generation of structural composite wire mesh and polystyrene foam panel for the construction of residential homes and commercial buildings. The Company builds both panel-making machines and manufactures the panels for retail sales. The Company's building panels are well suited for construction in high wind and earthquake prone regions of the world. The Company controls proprietary technology for a wire mesh, panelized building system that is particularly valuable for a variety of building applications in the U.S. and around the world.[See: Part III. Item 1. Index to Exhibits - Item 10.11 Original License Agreement to Intellectual Property between Paul Artzer and Envirocon] The Company's Econ Panel System serves the growing need for an economically sound and environmentally acceptable building material on a worldwide basis. A similar system has already been used by Habitat for Humanity to construct low-cost homes in Mexico and is sponsored by former President Jimmy Carter. The Company believes that current trends in the construction industry favors use of its Econ Panel System. In addition, the Company does not see substantial direct competition by another panel system with as wide an array of features and benefits which the Company's Econ Panel System provides.

    Subsequent to the closing of the Agreement the former directors and officers (including Murray Ginsberg) challenged the validity of the Agreement. On October 19, 1999, the Company entered into a verbal Stipulation For Settlement agreement with Murray Ginsberg, Henry Max and Audrey Max which also joined Henry Lione and
S. Barry Grieper ratifying and affirming the Plan of Reorganization and acknowledging their respective resignations as directors as well as the appointment of Frank Glinton as President and director, George Anagnost as Vice President, Secretary, Treasurer and director, and Wayne Doss as a director. The Settlement was approved by the parties and subsequently affirmed by court order. [See: Part III. Item 1. Index to Exhibits. No. 99.1 - Order of the Circuit
Court.] In addition, the court directed, in accord with the terms of the Settlement, that the above parties turn in their respective shares of stock to the Company's Treasury for cancellation.

    On October 25, 1999, the Company accepted subscriptions for 271,719 restricted shares of the Company's common stock pursuant to the conversion option provided in two notes to the Company's subsidiary, Envirocon Corporation, for a combined total $35,000. These notes were executed prior to the Company's Reorganization in a private placement to accredited investors conducted pursuant to an exemption from registration contained in section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder.(See: Part II, Item 4. "Recent Sales of Unregistered Securities").

    There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements or arrangements other than those disclosed in
Item 7: "Certain  Relationships and Related  Transactions."( See Part I, Item 7:
"Certain Relationships and Related Transactions")

      The Company has no pending plans to offer additional securities under Rule 506 of Regulation D under the Act. ("Rule 506") to fund its short term and medium term expansion plans.

      The name and address of the transfer agent is Florida Atlantic Stock Transfer, Inc., 5701 N. Pine Island Road, Suite 310B, Tamarac, Florida 33321.

      See (b) "Business of Issuer" immediately below for a description of the Company's business plan for the manufacturing and marketing of its Econ Panel System.

                b) Business of Registrant

                 General

      The Company was formed in August 7, 1997. Upon the acquisition of Envirocon the Company's focus has evolved into one which aims to become a leading homebuilder in the U.S. and to become a dominant player in key international markets. The Company was originally engaged in product development, manufacturing and sales of GINSITE(TM), a non-porous, resin-bound coating material that can enhance wood, concrete, metals, fiberglass and other costly materials in the construction, plywood, roofing, tile and marine industries. Upon the addition of Envirocon, the Company possesses the ability to manufacture a proprietary composite wire mesh and Expandable Polystyrene (EPS) foam panels for the construction of affordable, environmentally friendly, and element tolerant residential homes and commercial buildings. The Company is now focused on the business of producing a new generation of structural composite wire mesh and polystyrene foam panel it has labeled the Econ Panel System. These panels are used in the construction of residential homes and commercial buildings. ) The construction market can utilize the Econ Panel System in a variety of applications from exterior walls, facades,, plywood, "drywall" and even interior load bearing support walls. The Econ Panel System can include a waterproof material( GINSITE(TM)) which can be appliedonto a panel's surface, roofs and flat surfaces, poured into molds and sprayed onto metal and other materials; and is clear in appearance and/or is offered in different colors.

      As a reporting company, the Company will be required to file quarterly on Form 10-QSB and annually on Form 10-KSB and in each case, will be required to provide the financial and other information specified in such forms. In addition, the Company would be required to file on Form 8-K in the event there was a change of control, if the Company acquires or disposes of assets, if there is a bankruptcy or receivership, if the Company changes its certified accountants, upon the occurrence of other events which may be pertinent to the security holders, and after certain resignations of directors. Being subject to such reporting requirements reduces the pool of potential acquisitions or merger candidates for the Company since such transactions require that certified financial statements must be provided for the acquiring, acquired or merging candidate within a specified period of time. At such time as the Company will seek acquisitions or mergers, it will limit itself to companies which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.

                Management

      The current Company management is totally committed to the Company and its new focus to become a leading homebuilder in the U.S. and to become a dominant player in key international markets. All have made a commitment for "the long haul" concerning the Company and have dedicated their professional efforts for the betterment of the Company making whatever sacrifices are necessary to ensure a profitable business venture.. The directors and/or executive staff devote their full time, expertise and efforts to the Company. There are no conflicting interests on the part of any of the board members and/or officers of the Company at the present time that can be perceived to be in conflict with the Company. All parties related to PTI and New Era Medical are no longer employed by the Company subsequent its reorganization. Mr. Ginsberg has resigned from the board of directors to pursue other interests. (See: Part I, Item 7: "Certain Relationships and Related Transactions")

           Business Strategy

     The Company's business strategy, which is dependent on its obtaining sufficient additional financing, of which there is no assurance, entails the commercialization and market acceptance of its Econ Panel System. The Company has filed for and is awaiting the granting by the U.S. Patent Office of Patent

Protection for its panel system's complimentary coating, GINSITE(TM). At present GINSITE(TM) is Patent Pending in the United States Patent Office only and is in limited production at the Company's manufacturing plant which is located in Plantation, Florida. [See: Part III. Item 1. Index to Exhibits - Item No. 10.9B
- Patent Application & Status; Trademark Application & Status]

           The  Construction Market

      The  Company  will  market its Econ Panel  System  through not only direct sales but also by establishing joint ventures with selected national and international partners and will license its patented technology, as well as manufacture and sell the machines used to produce the Econ Panel. The Company will out source the manufacture of the machinery through an exclusive arrangement with Bergandi Machinery, a well-established, sixty-year-old, U.S. based wire machinery manufacturing company.[See. Part III. Item 1. Index to Exhibits - Item No. 10.14 - Envirocon Corporation Bergandi Exclusivity Agreement] The Company recognizes the primary applicability of its panel product in the Construction Market. The Residential and Commercial Construction Market is presently experiencing one of its strongest economic periods in history and the demand from suppliers to this market is at and/or near historical highs. As a result, demand for material and alternate supply sources by the market is creating great opportunity for new and creative suppliers. The Company believes that once it is able to achieve greater market visibility and acceptance of its Econ Panel System the related production and manufacturing levels at the Company will increase significantly and will have a positive impact on earnings. However, there is no assurance that the Company will be able to achieve the greater market visibility and acceptance required to become a viable enterprise.

           Licensing & Distributorship

      The Company's initial plans prior to its reorganization called for Licensing Agreements and the establishing of Distributorships as the primary means of generating product sales and revenue. All such Agreements executed by the Company have been canceled and are no longer in existence due primarily to the lack of performance by such parties with regard to minimum volume requirements necessary to maintain such Agreements. ( See: Pat III. Item 1. "Index to Exhibits: - 10.1: Distributorship Agreement - Form Of"). The Company will continue to seek joint ventures with selected national and international partners and will continue to license its technology when economically viable.

    The Company also plans to develop Licensing Agreements to manufacture Econ Panel Systems at satellite locations around the world. These form Licensing Agreements have been drafted and are attached. ( See: Pat III. Item 1. "Index to
Exhibits: - 10.2: License Agreement - Form Of") Recent efforts by the Company in this regard has produced a joint venture agreement with Modular Homes Limited, a division of the Jain Group of Jalgoan, India to construct 12,000 homes in the Indian state of Maharashtra. [See: Part III. Item 1. Index to Exhibits - Item No. 10.13] The Jain Group is a privately held Indian corporation with annual sales of over $1 (one) Billion US dollars with offices throughout the world. ECPI, India has been organized as a new corporation, owned jointly by the Jain Group and the Company, to develop the first of several projects to be completed in India, using the Company's unique panel technology. Payment on the contract is guaranteed by an agency of the government of India (HUDCO) and the project is expected to commence at the beginning of the year 2000.

     The  Company,  through its ECPI,  India  company  has entered  into a joint venture agreement with Viral Corporation, a major Indian construction and engineering firm which specializes in the manufacture of pre-fabricated buildings, commercial structures and modular homes. This joint venture will bring greater visibility to the Company's Econ Panel System technology in the geographical areas in which Viral Corporation has a presence. Viral Corporation has operations in India, Korea, Singapore and Japan. Under the terms of the Agreement, ECPI, India will provide the equipment to produce Econ Panels, provide engineering and manufacturing expertise as well as the supervision and training of labor. Viral Corporation will be responsible for the factory infrastructure, manpower, procurement of projects, raw materials, government licenses, permits and working capital.[See: Part III. Item 1. Index to Exhibits
- Item No. 10.13?]

    The Company is at various stages of contract negotiations on several projects world-wide including Nicaragua, New Guinea, Honduras, Egypt, Mexico and the United States. The Company's business plan includes the establishment of international joint ventures around the globe wherein it will provide the hardware/machinery to manufacture the panels and will also provide the necessary supervision in addition to training the direct labor on how to properly apply and operate the technology. The plan the Company believes will result in the development of strategic international alliances that may result in exponential growth. Furthermore, the Company believes that by partnering with well-established native institutions internationally its entry into these foreign markets will be greatly facilitated.


           Patent Pending & Trademark Status

    Mr. Ginsberg filed a application on July 28, 1995 for GINSITE(TM) with the U.S. Patent Office after developing the product at PTI. On August 7, 1997, Mr. Ginsberg formally assigned a certain patent pending originally dated July 28, 1995 and any and all international rights to Ginsite Materials, Incorporated. The Patent has a historical cost of $50,976. (See: See: Part III. Item 1. Index to Exhibits: 10.9A - Assignment of Patent & Trademark, and 10.9B Patents). A subsequent patent application was filed on October 20, 1998 for a materially enhanced and improved formula under the Ginsite Materials, Inc.'s ownership interests. Although there exists coatings similar to GINSITE(TM) in the marketplace, the Company believes its formula to be unique and to possess characteristics that other GINSITE(TM) like coatings do not provide. The Company will not be able to preclude the distribution of other GINSITE like products; however, it anticipates that the granting of Patent protection to its formula will preclude competitors from replicating its formula without financial and legal ramifications. In discussions with the company's patent attorney, the company has been advised that final patent approval should be granted in the year 2000. The issuance of patent protection is not guaranteed. In the event the Company fails to obtain patent protection for GINSITE(TM) its operating revenues may not necessarily be negatively impacted due to the fact that the reorganization has caused the Company to focus primarily on it Econ Panel System which does not rely on GINSITE(TM) as a necessary component of its features and benefits.

           Research & Development

      For Fiscal years 1997 and 1998, the Company expended $50,976 and $29,536 respectively, on research and development. These expenditures represented 100 % and 0.80%, respectively, of total company expenditures for such fiscal years. The principal decrease in the cost of research and development for fiscal years 1997 and 1998 was the original cost, time and expenses incurred for the manufacturing and conducting of displays and field demonstrations of product applicability. The Company believes that ongoing research and development of the Econ Panel System capability and applicability will continue.

      At the current time, none of the costs associated with research and development are borne directly by the customer; however, there is no guarantee that such costs will not be borne by customers in the future and, at the current time, the Company does not know the extent to which such costs may be borne by the customer, if at all.

      The Company has in effect research and development efforts to design machinery for additional uses of its Econ Panel System products. The Company believes that licensing Econ Panel manufacturing equipment will further expand its market diversification and broaden its revenue stream. . This equipment will bear the ECPI brandname and be distributed exclusively through the Company. This equipment will be utilized in various market applications and, in fact, will be required by the Company to ensure proper product application which will further ensure product performance as well as help meet product warranties.

           Marketing

      As with all start-up companies and with those introducing a newly-manufactured product, time and acceptance of the product are factors which will ultimately determine the success or failure of the Company. The Company believes that the panel market in which it is focusing is greatly fractionalized and without significant competitors; however, in order to enhance its penetration into the market and to support market acceptance, the Company's marketing program will emphasize how its Econ Panel System"enhances" and does not necessarily "replace" other known and accepted products but rather is a viable and cost-saving alternative in a market that is facing historically tight construction materials. The Company believes that if properly introduced and utilized, the Econ Panel System can provide material benefits not associated with existing alternative products and can become a structural material of choice along with wood, steel and concrete. This marketing program will continue to emphasize getting the ECPI brand-name and its features and benefits in front of the construction market end users as a viable and cost effective building materials alternative which is supported by independent laboratory test results. [See: Part III. Item 1. Index to Exhibits Item No. - 99.2 Arpin & Sons Engineers Test Results.]

           Quality Control Issues

      The Company recognizes that a significant element of its success will depend on the performance of the Econ Panel System and its competitive environment. The Company believes that thorough quality control aimed at ensuring consistent product performance specifications will contribute to the successful performance of the Econ Panel System in the field and will be an ongoing necessary concern in the manufacturing of the Company's Econ Panel System. Furthermore, competitive product pricing will be directly dependent on the maintaining of production cost efficiencies which entails keeping raw material costs, personnel, and other overhead costs in control. Specific Company policies concerning invoices, orders, payment schedules, etc. have been established in order to provide critical and timely feedback to management of the Company's cash flow burden and to enable it to respond quickly to competitive challenges which are anticipated to arise in the marketplace. The Company believes that all of the preceding concerns will contribute to the quality of its Econ Panel System

           Risk Management Program - Workmen's Compensation

     Being a manufacturing company, the Company believes that a pro-active prevention program and aggressive controls will reduce Workers' Compensation costs. The Company will seek to prevent workplace injuries by implementing a variety of training, safety and mandatory drug-free workplace programs including pre-employment screening, random drug testing and post-accident drug monitoring to ensure that safety awareness is heightened within the company. Further, the Company will insist that all employees adhere to ongoing safety practices in all areas of the corporate headquarters and manufacturing facilities as well as other sites as they become available through expansion and/or acquisitions. The Company has obtained adequate Workers' Compensation insurance at sufficient deductible per accident levels so as to cover the intended risk management objectives. As an employer, the Company is subject to all federal, state and local statutes and regulations governing its relationship with its employees and affecting business generally.

           Employees

      The Company consists of Seven (7) managers, three of whom have been officially assigned Officer's titles; however, all managers officers have been actively involved in numerous aspects of the Company. As sales increase the Company will add as required.

      The Company's primary direct costs will be (i) salaries and wages of managers (payroll cost), (ii) employment related taxes, (iii) health benefits
(iv) workers' compensation benefits and insurance, (v) materials required in the manufacturing of the Econ Panel System and GINSITE(TM), and (vi) administrative/office supplies including rent, utilities, etc.. Staffing will consist of corporate officers with specific responsibilities. The sales force will consist at least initially of management. To attract qualified personnel, salaries for all personnel will be fair, equitable and competitive regarding the job description and work to be accomplished. Employment related taxes consist of the employer's portion of payroll taxes required under the Federal Income Contribution Act ("FICA"), which includes Social Security and Medicare, and federal and state unemployment taxes. The federal tax rates are defined by the appropriate federal regulations. State of Colorado and Florida unemployment tax rates are affected by claims experience, of which the Company has none at this time. Health benefits are comprised primarily of medical insurance costs, but also include costs of other employee benefits such as prescription coverage.

      When the Company is in a financial position, it will offer its employees appropriate retirement and other benefit plans such as group life insurance all of which would be subject to " ERISA" rules and regulations.

           Customer Base/Market

    Through the business opportunities outlined, the Company believes it will generate a stream of revenue that will cover its operational costs and also yield excellent profit margins. All of the preceding will be dependent upon an adequate infusion of additional capital and the further penetration and acceptance in the marketplace of the Company's Econ Panel System. The Company identifies its immediate market as the residential and commercial housing markets. In 1994, according to US Department of Commerce statistics, the total dollar volume in the construction industry was estimated at $460,000,000,000. The Company believes its penetration of the residential and commercial customer base will expand as the market gains further recognition of the Company's Econ Panel System . The Company also believes that it will be able to expand the distribution of its Econ Panel System and thereby expand the potential customer base through the establishment of international joint ventures in foreign countries wherein a satellite production facility can be established.[See: Part
I. Item 1. Description of Business (b) Business of Registrant - Licensing & Distributorship] . The Company also believes that the establishment of larger customer base will result in greater economies of scale which may further assist the Company in maintaining competitive pricing of its Econ Panel System in the construction market. However, there is no assurance that such national or international market penetration will occur or that beneficial economies of scale to the Company will result therefrom.

    The Company recognizes that increased labor costs and increased costs of raw materials which comprise the manufacturing of its Econ Panel System may affect profitability. The Company's gross profit margin will be determined in part by its ability to estimate and control direct costs and its ability to incorporate such costs in the distributorship and licensing fees charged. The Company's operating plan anticipates changes in primary direct costs and it will make product price and fees adjustments to customers, distributors, etc. to remain competitive in the market place. However, the ability of the Company to pass these adjustments on to consumers will be subject to the market 's ability to absorb such adjustments. There is no assurance that the Company will be able to pass on to the consumer increases in its labor costs and raw material costs

            Competition

    The residential and commercial construction panel market in addition to the Company's planned entry is presently comprised of four (4) other producers: (1) ICS 3-D Panel Works, Inc (ICS") and the 3D Panel; (2) Monolithic Panels, Inc.;
(3) Impac International and (4) Convintec. (1) ICS 's panel making machine is too large to be containerized and/or moved to remote locations for on site panel manufacturing and is believed to cost between $3,000,000 and $7,000,000. The ICS entity has been sold as a non-core division and is reportedly operating at a deficit. Repeat sales of the ICS 3-D panel have been said to be low due to a lack of company provided technical support and/or field training in the use of panel technology. ICS Panel Retail price including shipping equals approximately $2.18 per square foot. (2) Monolithic Panels is owned and operated by Richard Artzer, the brother of Paul Artzer with whom the Company has an exclusive contractual agreement. [See: Part III. Item 1. Index to Exhibits - Item No.10.11 & 12 ]. The Monolithic Panel machine is a previous generation Paul Artzer "clip" design. Monolithic reportedly requires its panel buyers to become licensed distributors and to purchase a geographic region for exclusive rights. The Monolithic Panel retail sales price equals approximately $2.34 a square foot.
(3) Impac International purportedly manufactures and licenses panel machines which is a previous generation Artzer "clip" design. However, selling panel machines does not appear to be this company's core business. In the Company's and Mr. Artzer's opinion, Impac's primary focus in on wire "take-ups" or wire products used for visual display systems and not for residential and commercial construction purposes. (4) Convintec appears, in the Company's opinion, to be the most established panel manufacturer with over 3,500,000 panels produced (or 37,800,000 square feet) since its inception in 1982. It presently has three(3) facilities in Mexico and a distributor network in Latin America. The original founders established the Company by purchasing Mr. Artzer's older generation panel system from Covington Construction, Inc. of Fontana, California. The Company believes that Convintec has three (3) panel machines, two(2) that produce three(3) inch panels and one (1) that produces four(4) inch panels. The Mexican market only requires the use of three-inch panels leaving the third machine out of production. The Company is unable to determine more with regard to the market penetration of Convintec due to the fact that it is not a US company and is not subject to US building codes and/or evaluation criteria.

    The Company believes that the nature of the domestic and international panel manufacturing industry is one wherein a few producers are participating. In addition,the Company believes that the production of panels is not organized and that there are not significant barriers to the entry of an additional quality conscious producer. Furthermore, the Company has an exclusive right to new proprietary production technology of panels that has been proven over the past twenty years by the original designer and inventor, Paul Artzer. It is the Company's belief that there are similar but not equivalent building panel systems available in the market today. The Company will market its Econ Panel System to companies that build residential homes as well as commercial buildings and that its Econ panel System has the following competitive advantages:

      New Construction Material: ECPI's Econ Panel System provides improved material benefits not available in existing products. These product features and benefits can allow the Econ Panel System to become an alternative structural material choice along with wood, steel and concrete

    Mature Product: ECPI has an exclusive right to proprietary technology that has a proven twenty year history in the field and is preparing itself to become a major manufacturer of pre-engineered building panels for the building construction industry.

    In addition to the Company's Econ Panels there are alternatives on the market to the coating which can be applied to a panel and which appear to be in competition with Ginsite. Each coating has specific characteristics, however, only Ginsite combines a number of the individual attributes of each of the products. The Company is careful not to compare Ginsite to paint, epoxies and/or other types of coatings or sealants. Thus, the Company's Web Site and printed materials use the term "enhance" since Ginsite will enhance any product it bonds to, and the Company believes this maketing approach will greatly reduce the perception of direct product competition.

           Industry Regulation

    The Company's Econ Panel System is a Council of American Building Officials approved panel technology. This approval includes the BOCA, ICBO and SBCCI. The Econ Panel possesses expanded polystyrene and or polypropylene as its thermal barrier and meets VA, FHA and HUD energy efficiency rating requirements.

    The Company has conducted many test's on its GINSITE(TM) coating product. As a coating it has complimentary characteristics which by themselves do not require the passing of standard building codes. The Company's main product is its Econ Panel System which has already achieved construction industry approval.

     The Company has however obtained the Hurricane Testing Center in Florida's approval of Ginsite(TM) for impact and uplift standards. The approval by the Hurricane Testing Center provides Ginsite with a critical requirement needed to be favorably received by the construction industry in the hurricane prone tri-county area of Palm Beach, Broward and Dade County, Florida.[See: Part III.
Item 1. Index to Exhibits - Item 99.3 - Hurricane Test Laboratory, Inc. Test Results.]

     The Company has also applied for and obtained approvals from the American Society For Testing and Materials (ASTM) with regard to meeting the approvals for the use of Ginsite(TM) in the residential and commercial construction markets. In addition, the Company has performed Hurricane Laboratory Tests as well as specific Roof and Building Covering Material Tests.[See: Part

III. Item 1. Index to Exhibits - Item 99.3 - Hurricane Test Laboratory, Inc. Results. Test Results.]

           Environmental Impact/Approvals

    The Company's product may be subject to regulation under the state and Federal laws regarding environmental protection and hazardous substances control, including the Occupational Safety and Health Act, the Environmental protection Act, and Toxic Substance Control Act. However, the Company believes that it is in material compliance with the current and other applicable laws and that its continual compliance therewith will not have a material adverse effect on its business.

    The Basic module of the Econ Panel System is a factory manufactured 10 and 14 gauge steel-wire panel with a core of expanded polystyrene and weighs only 26 lbs. This 4'x8' (1.2m x 2.4m x 76mm) panel forms the core of the wall to which the Portland cement plaster is applied. The wire grids are spaced far enough away from the polystyrene to permit application of the Portland cement plaster to the insulation, effectively sealing the insulation, and allowing the wire to be completely imbedded within the cement, achieving maximum strength of the system. All of the above materials have been approved and accepted by the construction industry for years.

      All of the materials that are used to manufacture Ginsite(TM) are, based upon test data received from the manufacturers of the components, non-toxic and friendly to the environment. All the products are earthen in nature and composition. No special equipment or safeguards must be taken for the personnel in manufacturing Ginsite(TM). Water is used to rinse and clean any tools used in manufacturing Ginsite(TM). Material Safety Data Sheets (MSDS) sheets have been accepted by all delivery agencies such as Federal Express, UPS and various commercial trucking corporations. In addition, the US Customs Agency has accepted the shipping of the components of Ginsite(TM) to such countries as Canada, the Ukraine, China, Taiwan, Mexico and South America.

           Seasonality

    The Company recognizes that cash flow is paramount to the success of the Company's efforts and, therefore, will as quickly as possible, establish a cash reserve to off-set any drop in cash flow to cover normal operational monthly charges. However, the Company believes that its marketing approach is sufficiently diversified to minimize any possible seasonality of revenues. In addition, the abundant availability of raw materials and direct labor for production purposes is not subject to seasonal influences and, therefore, the Company feels seasonality will have little to no effect on its operating results.

    c)     Risk Factors

      Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the Company.

1. Development Stage Company. ECPI was only recently organized on August 7, 1997, and accordingly, is in the early stages of development and must be considered promotional. Management's efforts, since inception, have been allocated primarily to product research and development and fund raising activities and the ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities and to commence more aggressive marketing and sales its Econ Panel System. Potential investors should be aware of the difficulties normally encountered by a new enterprise in its development stage, including under-capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a client base and market recognition, most of which are beyond the Company's control. The likelihood that the Company will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the markets in which the Company will operate. The Company's success depends to a large extent on establishing market awareness and acceptance of its Econ Panel System as a viable and cost effective construction materials alternative. There is no guarantee that the Company's proposed activities will attain the level of market acceptance and recognition necessary for the Company to attain a niche in the construction markets. There exists in the construction and marine market many established companies with proven products which have long histories of reliable performance. Several of these companies are not only positioned in these markets but also are better financed than the Company. There can be no assurance that the Company will be able to compete with these companies and achieve profitability. (See Part I, Item l. "Description of Business.")

2. Operating History, Revenue or Earnings. Although the Company has been in business since August 7, 1997 it has been a manufacturing development stage company actively engaged in research and development of its product since inception and the Company has only recently begun shipping its Econ Panel System. As of September 30, 1999, the Company had total assets of $473,549, a cumulative net loss from operations of $7,624,746 on cumulative revenue of $49,598 and stockholders equity of ($672,000) . Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or that significant revenue will occur in the immediate future.

3. Need for Additional Capital: Going Concern Qualification Expressed by Auditor. Without an infusion of Capital or profits from the sale of the
Company's Econ Panel System, the Company may not be expected to continue in operation. Accordingly, the Company may not become a viable business entity unless additional equity and/or debt financing is obtained. ECPI's independent certified public accountant has expressed this as a "going concern" qualification to the opinion of Durland and Company, CPAs P.A. on the Company's financial statements. The Company does not anticipate the receipt of sufficient revenues from the sale of the Company's Econ Panel System until management successfully implements its business plan, which is not assured. Further, ECPI may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the development stage of its business, its limited personnel and other resources and its lack of market penetration and product recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated to obtain additional financing and achieve market penetration on a commercial scale in its proposed line of business, i.e. product manufacturing and sales. ECPI has no identified sources of funds, and there can be no assurance that resources will be available to the Company when needed.

4. Dependence on Management: Management's Experience in Construction Marketing and Sales. The possible success of the Company is expected to be largely dependent on the services of its CEO, Mr. Frank Glinton, who possesses a thorough knowledge of the Company's Econ Panel Systems's features and benefits and who has extensive experience in product manufacturing, marketing and sales to the construction industry. In addition, Mr. George Anagnost, Executive Vice

President for the Company, possesses extensive experience in corporate finance and manufacturing from which the Company will greatly benefit. Furthermore, Mr. Wayne Doss, the Company's President, bings operating experience in the areas of plant moves, start-ups, new product development, product enhancement, product machinery and plant automation systems. The skills and experience these managers possess will determine the success of the Company.

5. Market Penetration or Customer Base. The Company was only recently organized. ECPI intends to distribute its Econ Panel System to residential and commercial construction contractors The Company recently signed a substantial joint venture agreement to construct 12,000 homes in the Indian state of Maharashtra. This joint venture provides the Company with an international market penetration and expanded customer base the Company believes will result in a more consistent revenue stream. However, there can be no assurance that the debt and/or equity financing, which is expected to be required by the Company in order for ECPI to continue in business after the expiration of the next six to twelve months, will be available. The Company has very few customers presently and there can be no assurance that it will be successful in obtaining customers in its initial prospective markets. ECPI does aim to obtain long-term contracts; however, management believes that the Company must, in order to survive, ultimately obtain the loyalty of a large volume of customers. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Business Strategy; "Sales and Marketing.")

6. No Assurance of Product Quality: Performance and Reliability. The Company expects that their customers and ultimately their distributors will continue to establish demanding specifications for product quality, performance and reliability. Although the Company attempts to maintain and adhere to stringent manufacturing standards, there can be no assurance that problems will not occur in the future with respect to quality, performance and reliability as well as price. If such problems occur, the Company could experience increased costs, delays in or cancellations of orders or shipments and product returns and discounts, any would have a material adverse effect on the Company's business, financial conditions and results of operations.

7. No Assurance of Sales Force Quality: Performance and Reliability. The Company does have adequate expertise and experience in construction industry sales and recognizes the need to hire a competent and experienced sales manager and/or managers for these markets as its business and markets expand. Although the Company expects to hire a competent sales manager[s], there can be no assurance that problems will not occur in the future with respect to the effectiveness and success these sales manager[s] will have in establishing a market presence for its Econ Panel System. If the Company fails to establish successful joint ventures and sales, the Company will not realize the necessary revenues it requires to achieve commercial viability.

8. Uncertainty of Market Acceptance. The future operating results of the Company depend upon the continued need of the construction markets to identify and apply products deemed necessary, useful, convenient, affordable and competitive to their eventual end users/consumers. There can be no assurance that the Company's product, the Econ Panel System, will achieve the market penetration and recognition necessary for the Company to grow and become profitable on a sustained basis, especially given the alternatives that already exist in the marketplace from companies which are more established and have better financial strength than the Company. (See "Part I, Item 1. "Description of Business.")

9. Seasonal Variations in Results. The Company expects to experience higher revenues during the warmer weather months, i.e April through September, when construction markets experience their highest demand volumes. These seasonal variations in results may become greater once the Company establishes a presence in northern locations where winters can be severe and construction activity significantly decreases. In addition, the company expects negative and/or less attractive results in its operating revenues in the winter months, i.e. October through March, when unfavorable weather conditions and lower overall economic activity is present. Nevertheless, to date the company has not experienced any seasonality in its operating revenues and feels that it is adequately diversified in its market exposure, sourcing of raw materials and abundance of labor to effectively neutralize any possible seasonality of revenues. There is no assurance, however, that a definite seasonality of revenues to the Company will eventually result.

10. Raw Material Costs. Raw materials necessary for the manufacture of the Company's Econ Panel System are readily available from numerous third-party suppliers. The Company does not rely on any principal suppliers for any of its raw materials. The Company will out source the manufacture of the Econ Panel System machinery through an exclusive arrangement with Bergandi Machinery, a well established, sixty-year-old, U.S. based wire machinery manufacturing company. At the present, the company buys its GINSITE(TM) raw material ingredients from a major distributor of one of the oil producing companies. However, if this one major oil producer would make the decision not to produce the major raw material required by the company in its formulation, then the other three oil producing companies may sell the major raw material at a higher price than the company is currently paying. This would increase the raw material costs to the company and negatively impact profitability. In addition, a national or international crisis, may require the oil companies to discontinue producing the major raw material which the company needs to manufacture its product. Such an event would have serious detrimental effects on the ongoing viability of the Company .

      The Company's cost of raw materials and profitability will also be subject to the pricing of oil in the open market and the influence on by-product production goals that the open market may place on oil companies. The Company may be unable to obtain critical raw materials if oil refineries change their production schedules and by-product production goals and, instead, emphasize other product production goals that do not produce the by-products which the Company requires for the manufacture of GINSITE(TM). In addition, the constraint on the supply of raw construction materials such as Portland cement, a major panel material, may adversely affect the ability of the Company to meet production demands for its Econ Panel System and thereby negatively impacting the potential revenue associated with panel sales.

11. Lack of Working Capital Funding Source. . The Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

12. Conflicts of Interest. There are no existing and potential conflicts of interest, including time, effort and corporate opportunity, involved in the participation by the Company's CEO, Frank Glinton . All managers are committed to the full success of the Company.

13. Increased Employee Costs. A major portion of the Company's primary direct costs will be (i) salaries and wages of worksite employees (payroll cost), (ii) employment related taxes, (iii) health benefits and (iv) workers' compensation benefits and insurance. Staffing will consist of corporate officers with specific responsibilities, and that number of manufacturing staff required depending on business/sales orders. To attract qualified personnel, salaries for all personnel will be fair, equitable and competitive regarding the job description and work to be accomplished. Employment related taxes consist of the employer's portion of payroll taxes required under the Federal Income

Contribution Act ("FICA"), which includes Social Security and Medicare, and federal and state unemployment taxes. State of Florida unemployment tax rates are affected by claims experience, of which the Company has none at this time. Health benefits are comprised primarily of medical insurance costs, but also include costs of other employee benefits such as prescription coverage.

    As the Company grows, it will offer its employees appropriate retirement and other benefit plans such as group life insurance all of which would be in compliance with " ERISA" rules and regulations. There can be no assurance that the Company will be able to increase the prices of its products to cover increased costs related to Worker's Compensation, unemployment insurance or health insurance benefits which may be extended to worksite employees.

    The Company anticipates an increase of manufacturing personnel, administrative, accounting, clerical and secretarial personnel as demand for the Company's products increases. Due to the present state of the economy which is experiencing an historically low unemployment rate it is anticipated that future employee hiring costs will become a major operating expense to the Company.

14. Liability for Workers Compensation Claims. The Company has acquired Workers' Compensation insurance and believes it is adequately covered. (See Part I, Item
1. "Description of Business," (b) "Business of Issuer - Risk Management  Program
- Workers Compensation")

15. Ability to Grow. The Company expects to grow through increasing sales, developing distributorships and by granting licensing rights. The Company plans to expand its business from its current location and by entry into other internationalmarkets. There can be no assurance that the Company will be able to create a market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the Company's ability to maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth and recruit and train qualified managers and personnel.

     The Company also plans to expand its business, in part, through the acquisition of ancillary product manufacturers primarily in the construction industry. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse affect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at then existing Company-owned locations or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some of all of which could have a material adverse effect on the Company'sresults of operations and financial condition.

      Distribution and Licensing growth poses the additional risk of the inability of the Company to control the quality of services provided by its distributors and licensees. Moreover, the failure of any Distributor and/or Licensee to pay fees due to the Company could have a material adverse effect on the Company's financial condition and results of operations (See Part I, Item 1. "Description of Business (b) "Business Strategy.")

16. Potential Legal Liability. The Company may be subject to claims relating to the actions of their employees including possible claims of other civil actions or torts. Management intends to adopt and implement policies and guidelines to reduce its exposure to these risks. However, the failure of any Company employee to follow these policies and guidelines may result in negative publicity, injunctive relief and the payment by the Company of money damages or fines. There can be no assurance that the Company will not experience such problems.

    As  an  employer,   the  Company  may  be  subject  to  a  wide  variety  of
employment-related claims such as claims for injuries, wrongful death, harassment, discrimination, wage and hour violations and other matters. In addition, at such time as the Company enters into Distributorship and Licensing agreements, the Company plans to have a standard agreement which establishes a contractual division of responsibilities between the Company and each Distributor and/or Licensee. However, the Company may be subject to liability for legal violations despite these contractual provisions even if it does not participate in such violations. Although such agreements are expected to provide that the Distributor and/or Licensee is to indemnify the Company for any liability attributable to the Distributor's and/or Licensee's failure to comply with its contractual obligations and the requirements imposed by law, the Company may not be able to collect on such contractual obligation claims and thus may be responsible for satisfying such liabilities. The Company has in place a liability insurance policy, but there can be no assurance that any such insurance will be sufficient to cover any judgments, settlements or costs relating to any future claims, suits or complaints or that sufficient insurance will be available to the Company or such providers in the future on satisfactory terms, if at all. If insurance is not sufficient to cover any judgements, settlements or costs relating to any claims, suits or complaints, the Company's business, financial condition, results of operations and liquidity could be materially adversely affected. (See Part I, Item 1. "Description of Business"
(b) "Business of Issuer-Industry Regulation.")

    At such time as the Company enters into Distributor and/or Licensing agreements, the Company may be subject to claims asserting that it is vicariously liable for the damages allegedly caused by the Distributor and/or Licensee. The Company intends for its distributor an/or licensing agreements to state that the parties are not agents and that the distributors and/or licensees control the day-to-day operations of their businesses. Furthermore, it is intended that the distributor and/or licensing agreements will require the distributor and/or licensee to undertake certain efforts to inform the public that they are not agents of the Company and that they are independently owned and operated businesses. Moreover, the Company will take certain additional steps to insulate its potential liability based on claims from the distributor's and/or licensee's conduct including requiring the distributor and/or licensee to indemnify the Company for such claims and mandating that the distributor's and/or licensee's carry certain insurance coverage naming the Company as an additional insured. Despite these efforts to minimize the risk of vicarious liability, there can be no assurance that a claim will not be made against the Company, nor that the indemnification requirements and insurance coverage will be sufficient to cover any judgments, settlements or costs relating to such a claim.

17. Competition. Although the Company identifies some competition in the market of a comparable product to its Econ Panel System and GINSITE(TM) the construction supply industry is highly competitive with several major companies involved. The Company will be competing with larger competitors who supply product that the Company intends to enhance and possibly replace. Many of the Company's competitors may not wish to allow ECPI to establish a presence and may through their greater marketing, financial and other resources deter ECPI's market penetration. There can be no assurance that the Company will be able to compete effectively against such competitors in the future.(See Part I. Item 1. "Description of Business," (b) "Business of Issuer- Competition.")

18. Patent, Copyrights and Trademarks. Murray Ginsberg invented GINSITE(TM) while working with PTI. Mr Ginsberg obtained full rights to his invention pursuant to an assignment by PTI to him which he then assigned to GSIT. ECPI obtained the rights to GINSITE pursuant to the terms of its Plan of Reorganization (See: Part II - Item 7"Certain Relationships and Related Transactions Part III-Item 1. - Index to Exhibits - Item Nos 4.2 - 10.9A - 10.9B
- 10.10A.1 - 99.1)

      Mr. Ginsberg filed an initial patent application on July 28, 1995 for GINSITE(TM) with the U.S. Patent Office while developing the product at PTI. On August 7, 1997, Mr. Ginsberg formally assigned a certain patent pending, originally dated July 28, 1995, and any and all international rights thereto to GSIT.(See: Part III. Item 1. Index to Exhibits - 10.9A - Assignment of Patent - 10.9B Patent Application & Status). The Company also obtained the Trademark rights to GINSITE(TM) upon receipt of the assignment from Murray Ginsberg. Such trademark was registered on April 20, 1998.(See: Part III. Item 1. Index to Exhibits - 10.9B - Patent Application & Status; Trademark Application & Status). A subsequent patent application was filed on October 20, 1998 for an improved version of GINSITE(TM) which Mr. Ginsberg developed while at GSIT . In discussions with the company's patent attorney, the company has been advised that the final patent approval should be granted in the year 2000. The issuance of patent protection is not guaranteed. The Company believes that in the event the Company fails to obtain patent protection for GINSITE(TM) its operating revenues may not be severally impacted by the entrance of other competitors in the marketplace who may or may not attempt to establish their own distribution of GINSITE(TM) like products due to the fact that GINSITE(TM) has now assumed a secondary role to the Econ Panel System in generating the Company's revenues.

19. Uncertainty Regarding Protection of Proprietary Rights. The Company attempts to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary products will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse affect on its business, financial condition and results of operations.

      Litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims will not be asserted by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. (See Part I, Item 1. "Description of Business- (b) Business of Issuer - Patents, Copyrights and Trademarks.")

20. Cash Flow Commitments: 9% Convertible Notes. The company issued $254,000 in Convertible Notes carrying a 9% annual interest rate as collateral for a loan to the Company for $254,000. The funds borrowed have been used to meet the company's outstanding liabilities, past and current cash flow needs. (See: Part
III.  Item 1. Index to Exhibits - 4.1B Note  Purchase  Agreement,  The Augustine
Fund)

21. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. The Common Stock of the Company presently falls within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market.

Item 2. Management's Discussion and Analysis or Plan of Operation.

           Discussion and Analysis

    The Company was founded in 1997 to provide the construction industry with an alternative to its mass consumption of wood based materials by supplementing and enhancing such materials with a resin based coating that can, when bonded to wood, provide a strengthening characteristic without adding more wood. The Company has broadened its mission to expand the application of GINSITE(TM) and, its many derivations, to research, develop and market GINSITE(TM) to the construction, home improvement, boating and marine markets. Since its inception the Company has focused primarily on organizational and capital raising activities. In August 1999, the Company executed and Agreement and Plan of Reorganization with Envirocon Corporation. Through this Agreement the Company obtained experienced management who also added a new product that was more mature and established in the construction marketplace. After the Company instituted its Plan of Reorganization it changed its management structure and reorientated its focus and now markets it Econ Panel System as its primary product which may be complimented with a GINSITE(TM) coating. For the period from inception (August 7, 1997) through September 30, 1999, the Company on a consolidated unaudited basis generated revenues of $49,598.00 from operations and $7,674,344.00 in cumulative operating expenses. The Econ Panel System and its technology has been proven for over twenty years, requiring no need for extensive R&D. However, the company is currently looking into developing a cold climate panel that will address the need of low cost housing in extreme temperature regions throughout the world. However, due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the fourth quarter 1999. And there can be no assurance that losses will not continue after such date.

    Upon obtaining increased market awareness and subsequent sales, the Company expects to experience a period of growth, which will require it to significantly increase the scale of its operations. This increase will include the hiring of additional manufacturing personnel and production equipment which will contribute to significantly higher operating expenses. The increase in operating expenses is expected to be partially funded by an increase in revenues. However, the Company's net loss may continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its research and development, accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse affect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations. (See Part I, Item 1. "Description of the Business - (b) Business of the Issuers - Risk Factors - 15. Ability to Grow".)

           12 Month Plan of Operations

    Over the next twelve(12) months the Company will focus on the contracts it has in hand and the development of potential contracts to be in the final stages of negotiations.[See: Part III Item 1. Index to Exhibits - Item Nos. 10.13 -
10.14 - 10.15] In addition, the Company has executed an exclusive manufacturing agreement with Bergandi Machinery, the manufacturer of the machines which produce the Econ Panel System.[See: Part III. Item 1. Index to Exhibits - Item No. 10.16] The vertical integration of the Econ Panel System technology by the Company will enable the close monitoring and managing of company overhead and cost of goods while at the same time permitting the increase of revenues and assets. Moreover, by being vertically integrated the Company believes it will be better able to successfully react to the supply and demand forces present in both the domestic and international residential and commercial construction industry marketplace.

     The Company has adopted an operational strategy to become a full service turnkey supplier, not just a panel and coating supplier. To distinguish ECPI from the competition, ECPI will provide through its various joint ventures and partnerships the training and support necessary to utilize our product in the correct and successful manner intended. The joint ventures and partnerships will further reduce ECPI's risk, capital investment, need for facilities and direct responsibility for employees in foreign countries. Our partners will provide the necessary cultural and business practices of the particular country.

Results of Operations - Full Fiscal Years

           Revenues

    To date, a limited number of customers and one distributor have accounted for substantially all of the Company's revenues with respect to product sales. The Company anticipates that the main focus of its selling efforts will be to focus on the production and sale of its Econ Panel System to the residential and commercial construction industry both domestically and internationally through the execution of joint venture agreements. For the fiscal year ending December 31, 1997, the Company did not derive any revenue from sales.. The Company was in its research and development efforts and did not have any product sales on an audited basis in 1997. For fiscal year ending December 31, 1998, the Company on a proforma consolidated unaudited basis derived approximately 70% of its revenue from product sales. Product sales of GINSITE(TM) amounted to $15,830.00, the remaining revenue was derived from a GINSITE(TM) distributor's fees in the amount of $6,980.00 by 1998 fiscal year end. (See: PART F/S - Statement of Loss
- F-4). Envirocon Corporation was not an operating entity during 1997 and therefore did not contribute any revenues to the Company on a consolidated basis. For the fiscal year ending December 31, 1998 commencing from the date of inception, March 31, 1998, Envirocon Corporation on an audited basis generated zero revenue(See: PART F/S Statement of Operations - F-14). For fiscal year ending December 31, 1998, Ginsite Materials, Inc., on an audited basis derived approximately 70% of its revenue from product sales. Product sales of GINSITE(TM) amounted to $15,830.00, the remaining revenue was derived from a GINSITE(TM) distributor's fees in the amount of $6,980.00 by 1998 fiscal year end. (See: PART F/S - Statement of Loss - F-22).

    The Company had in place four distributorship agreements as of the close of the Company's 1998 fiscal year end. [See: Part III. Item 1. Index to Exhibits -
10.1 - Distributorship Agreements] These Distributorship Agreements have been terminated as of September 30, 1999 due to the failure by each distributor to meet minimum volume requirements. However, there are no assurances that the Company will be able to obtain adequate distribution of its products through the establishment of new distributorship agreements. In addition, most successful distributors carry an extensive line of products and various of these products may compete with each other as to function, price or other factors. In addition, numerous construction and marine product distributors are not themselves well capitalized and their financial condition may impact their ability to properly distribute the Company's products.

    The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain orders from, maintain relationships with and provide support to, existing and new customers, as well as the condition of its customers. As a result, any cancellation, reduction or delay in orders by or shipments to any customer or the inability of any customer to finance its purchases of the Company's products may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future. In addition, the Company expects that the average selling price of a particular product will also decline as such products mature, and as competition increases in the future. Accordingly, the Company's ability to maintain or increase revenues will depend in part upon its ability to increase unit sales volumes of its products and to introduce and sell new products at prices sufficient to compensate for reduced revenues resulting from declines in the average selling price of the Company's more mature products. ( See Part I, Item 1. "Description of the Business - (b), Business of the Issuers - Risk Factors -15. Ability to Grow")

    Over the next twelve(12) months the Company expects that it will be necessary to raise additional funds to meet operating capital needs. Accordingly, management is presently exploring all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. The Company anticipates that it will offer over the next twelve months as its central revenue raising alternative convertible debt financing pursuant in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. All anticipated offerings may be made to Florida residents located in the State of Florida.

           Net Sales

    For the year ended December 31, 1997, a discussion regarding net sales and the cost of sales is not applicable on an audited basis due to the fact that research and development costs were not able to be offset to any extent since 1997 product sales were zero. Cumulative net sales for the Company on a proforma consloidated unaudited basis for the year ended December 31, 1998 of $22,810 are comprised of sales of GINSITE(TM) and the partial payment on a distributorship agreement. Envirocon Corporation's inception date is March 13, 1998 and was not in existence during 1997 and therefore did not contribute net sales to the Company on a consolidated basis. Product sales and related costs for the Company on a proforma consolidated unaudited basis for the year ended December 31, 1998, would again not be applicable due to the fact that product sales of $15,830 remain de-minimus when measured against the research and development cost and other costs related to the Company's marketing and sales efforts. Envirocon Corporation generated zero sales revenue on an audited basis for the year ended December 31, 1998. Ginsite materials, Inc. on an audited basis for the year ended December 31, 1998 would again not be meaningful due to the fact that Ginsite Materials, Inc.'s sole product sales of $15,830 remain de-minimus when measured against the research and development costs and other costs related to the Company's marketing and sales efforts.

    In addition, the Company has not established a production history or sales history due to the fact of its start-up nature and the need to focus on marketing and promotional activities. As a result, it would not be meaningful to discuss the possible profit margin that the Econ Panel System can produce for the Company. Without the benefit of real sales volumes against which a cost of production can be attributed there can not be a meaningful discussion of a net sales figure against which a profit margin can be attributed. To attempt to discuss such would be pure conjecture and would rely on forward looking estimates of which there may be no assurance.

    Nevertheless, the Company has an ongoing program to reduce the costs of manufacturing its products. As part of this program, the Company has been attempting to achieve cost reductions principally through engineering and manufacturing improvements, product economies. The success of these cost reduction programs will not be known until production volumes are scaled up. There can be no assurance that the Company's ongoing or future programs can be accomplished or that they will increase gross profits.

     To the extent the Company is unable to reduce its production costs or introduce new products with higher margins, the Company's results of operations could be materially adversely affected. The Company's results may also be affected by a variety of other factors, including mix of products sold; production, reliability or quality problems; market competition; and warranty expenses and discounts.

           Operating Expenses

    Sales and Marketing: These expenses of the Company on a proforma unaudtied consolidated basis consist of advertising, meetings, product conventions and entertainment related to product exhibitions and related travel expenses. Since inception through December 1998, the Company spent on a consolidated unaudited proforma basis approximately $ 76,931 on sales and marketing expenses. For the years ended December 31, 1997 and December 31, 1998, sales and marketing expenses on a consolidated unaudited proforma basis were $ 5,000 and $71,931, respectively. In 1998, the Company increased its promotional advertising and hired additional sales and marketing personnel to expand its sales and marketing effort to establish the infrastructure necessary to support future operations. The Company expects that such expenses in 1999 will increase in absolute dollars as compared to 1998. Furthermore Envirocon Corporation was not an operating entity during fiscal year 1997 and therefore did not contribute to sales and marketing expenses in 1997. Envirocon Corporation however was operating from March 13, 1998(date of inception) through December 31, 1998 but was engaged primarily in organizational efforts, the raising of capital and the search for a business combination. As such no expenses were incurred in relation to sales and marketing operations.

    General and Administrative: These expenses of the Company on a proforma unaudtied consolidated basis consist primarily of the general and administrative expenses for salaries, contract labor and other expenses for management and finance and accounting, legal and other professional services including ongoing expenses as a publicly owned Company related to legal, accounting and other administrative services and expenses. . For the years ended December 31, 1997 and December 31, 1998, on a consolidated unaudited proforma basis general and administrative expenses were $25,936 and $770,955, respectively. The increase of $745,019 is due primarily to GINSITE(TM) research and development expenses, legal and accounting fees associated with the Company's SEC filings, reorganization related expenses, higher depreciation and amortization and rent for the Company's Colorado headquarters and Ft. Lauderdale facility . The Company expects general and administrative expenses to increase in absolute dollars in 1999 as compared to 1998, as the Company continues to expand its operations. (See: PART F/S - Proforma Consolidated Statements of Operations - - F-19).

Results of Operations - For the Nine Months ended September 30, 1999

    For the nine(9) months ended September 30, 1998 and nine(9) months ended September 30, 1999, on a consolidated unaudited basis general and administrative expenses were $519,245 and $576,450, respectively. The increase of $57,205 is due primarily to, legal and accounting fees associated with the Company's SEC filings, reorganization related expenses, higher depreciation and amortization and rent for the Company's headquarters.( See: Part F/S - Unaudited ECPI Consolidated Financial Statements - F- 21)

     As of September 30, 1999 the Company had on a consolidated unaudited basis total cumulative expenses of $7,674,344 of which $5,884,123 is attributable to the Company's granting stock in lieu of cash compensation to its officers, key employees, related third parties and consultants. Accordingly, after excluding the Company's Rule 144 stock compensation to the officers, key employees, related third parties and consultants, the total adjusted operating expenses incurred for the nine(9) months ended September 30, 1999 are $613,065 of the $7,674,344 total cumulative operating expenses listed above. Furthermore, of the $613,065 total adjusted operating expenses, total property and equipment expenses (including leasehold improvements less accumulated depreciation) amounted to $142,992; total rent expense for the nine(9) month period ended September 30, 1999 and 1998 was $124,120 and $104,855, respectively; total interest expense for the nine(9) month period ended September 1999 and 1998 was $115,435 and $1,354 respectively; ; and for the nine(9) month period ended September 1999 and 1998 bad debt expense to a related party amounted to $10,000 and $0.00 respectively .(See: PART F/S - Unaudited ECPI Consolidated Statements of Operations - F-22).

    Net Losses For the nine(9) month period from January 1, 1998 to September 30, 1998 , the Company reported on a consolidated unaudited basis a net loss from operations of $3,708,326 which includes $3,183,341 in Rule 144 Stock as compensation to officers, key employees and related third parties. When the aforementioned stock is subtracted from the Company's net loss in this nine(9) month period a more accurate consolidated net loss from operations is obtained in the amount of $524,985 of which $519,245 is related to general and administrative costs.(See: PART F/S Unaudited ECPI Consolidated Statements of Operations - - F- 22).

    For the nine(9) month period from January 1, 1999 to September 30, 1999, the Company reported a on an consolidated unaudited basis a net loss from operations of $3,557,490 which includes $2,971,213 in Rule 144 Stock as compensation to officers, key employees, related third parties and consultants. When the aforementioned stock is subtracted from the Company's net loss in this nine(9) month period a more accurate net loss from operations is obtained in the amount of $586,277 of which $576,450 is related to general and administrative costs. (See: PART F/S - Unaudited ECPI Consolidated Statements of Operations - - F 22).

           Research and Development

    These expenses consist primarily of costs associated with personnel, equipment costs, field demonstrations and tests.

    Since inception, the Company has spent on an consolidated unaudited basis approximately $80,512 on research and development. For the years ended December 31, 1997 and December 31, 1998, research and development expenses on an audited consolidated basis were approximately $50,976 and $29,536, respectively. During 1997, research and development expenses were significant as the Company concentrated on GINSITE(TM) applications The Company made enhancements to GINSITE(TM) in 1998, and the majority of these related costs were capitalized and will be amortized over a period not to exceed five (5) years. Envirocon Corporation during 1998 was not engaged in research and development and as a result on an audited basis during its fiscal year ending December 1998 generated no expenses in this area The Company does not intend to continue to invest significant resources to continue the development of new products and expects that research and development expenses in 1999 will decrease substantially in absolute dollars as compared to 1998. The is the result primarily of the Company's reorganization and subsequent change of focus toward the marketing and sales of its Econ Panel System which has a twenty year successfully proven application history.

           Patent Pending & Trademark Status

     Mr. Ginsberg while developing the formula at PTI filed an initial patent application on July 28, 1995 for GINSITE(TM) with the U.S. Patent Office. On August 7, 1997, Mr. Ginsberg formally assigned a certain patent pending originally dated July 28, 1995 and any and all international rights to Ginsite Materials, Incorporated. The Patent has a historical cost of $50,976. (See: Part
III. Index to Exhibits - 10.9A Assignment of Patent & Trademark Rights , and 10.9B Patents). A subsequent patent application was filed on October 20, 1998 with the U.S. Patent Office for an improved formula developed under the ownership of Ginsite Materials, Inc. In discussions with the company's patent attorney, the company has been advised that the final patent approval should be granted in the year 2000. However, the issuance of patent protection is not guaranteed. Nevertheless, in the event the Company fails to obtain patent protection for GINSITE(TM) the Company believes it will not be severally impacted due to the new focus by the Company on the Econ Panel System and the GINSITE(TM) coating now being complimentary thereto and not an essential panel component.

           Interest and Other Income (Expense), Net

    On an consolidated unaudited basis cumulative interest and other income (expense), net of $120,680 consists primarily of interest expenses accrued on the direct loan to the Company less interest income earned from loans to related parties under the assignment of the patent and trademark rights to GINSITE. (See
Part I, Item 2. "Management's Discussion and Analysis or Results of Operations - Financial Condition, Capital Resources and Liquidity; Part F/S - Notes to ECPI Unaudited Consolidated Financial Statements - F-21")

           Financial Condition, Capital Resources and Liquidity

    On an consolidated unaudited basis as of the nine(9) months ended September 30, 1999 , the Company had assets totaling $473,549.00 and liabilities of $1,145,549.00 . Since the Company's inception, it has accepted subscriptions in the amount of $1,633,899 in cash as consideration for the issuance of shares of Common Stock and $254,000 in cash from the issuance of convertible debt.. (See:
PART F/S - ECPI Unaudited Consolidated Statement of Cash Flows - F-24)

    On November 15, 1997, the Company entered into a 10 year Office/Warehouse Lease Agreement. Total lease expenses for the period ending December 31, 1997 were $7689; 1998 lease expenses were $139,806; 1999 lease expenses will be $133,866; Subsequent to the Company's Reorganization and pursuant to a Settlement Agreement with Murray Ginsberg, the above lease shall be the primary responsibility of Mr. Ginsberg and secured by his interest in the patent to GINSITE(TM).[See: Part III. Item 1. Index to Exhibits - 10.3 - Lease Agreement, Steven J. Cooperman, Trustee - 99.1 Order of the Circuit Court of the Seventeenth Judicial Circuit for Broward County, Florida, Enforcing Settlement between Environmental Construction Products International, Inc., a Florida corporation, and Murray Ginsberg, Henry Max and Audrey Max, dated November 15, 1999.]

     In September, 1997 accepted subscriptions in the amount of $1,000,000.00 from the sale of 3,000,000 shares of common stock in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made in the State of Florida, Pennsylvania and New York. A Private Placement Memorandum was used in connection with this offering which was disclosed to each prospective investor.(See: Part II, Item 4. "Recent Sales of Unregistered Securities"). In September, 1998, the Company accepted subscriptions in the amount of $45,000 from the sale of 67,164 shares of common stock in a private placement to accredited investors conducted pursuant to an exemption from registration contained in sections 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder.(See: Part II, Item 4. "Recent Sales of Unregistered Securities").

    In October 1998 the Company accepted subscriptions in the amount of $4,899 from the sale of 13,998 shares of common stock in a private placement to accredited investors conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made in the State of Florida.(See: Part II, Item 4. "Recent Sales of Unregistered Securities").

    In March and April 1999, (prior to April 7, 1999) the Company accepted subscriptions in the amount of $499,500 from the sale of 3,685,611 shares of common stock in a private placement to accredited investors conducted pursuant to an exemption from registration contained in section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made in the State of Florida. All of the above subscriptions were fully funded. (See: Part II, Item 4. "Recent Sales of Unregistered Securities").

    The Company has made a series of advances to PTI, a related company under common control, in the form of unsecured promissory notes. Unpaid amounts, including any accrued interest, were $89,461 and $76,500 as of March 31, 1999 and December 31, 1998 respectively. Accrued interest at March 31, 1999 and 1998 was $2,705 and $0, respectively.(See Notes to Financial Statement - F7)

     These PTI advances are related to the following: (i) on August 7, 1987, the Company issued a 360 day note( renewable at the option of the note holder for an additional 360 days) with an annual interest rate of 6.343%, to Murray Ginsberg, executive officer and director of GSIT, for $50,976.00. Unpaid principal was $43,058 at March 31, 1999. Accrued interest at March 31, 1999 and December 31, 1998 was $5,125 and $3,949, respectively. (See Notes to Financial Statements -
F7); (ii) as of January 1, 1998, the Company provided personnel services to and shared certain building expenses with PTI.. The Company is reimbursed for the costs of these items and records the reimbursements as a reduction of its operating expenses. Charges were $10,901 and $11,808 for the periods ended March 31, 1999 and 1998 respectively. Unpaid amounts as of March 31, 1999 and December 31, 1998 were $57,597 and $46,696, respectively.(See: Notes to Financial Statements - F7); (iii) on September 23, 1998, Murray Ginsberg, as President for PTI, and witnessed by Audrey Max, as Executive Vice President for PTI executed a Promissory Note to the Company for $45,000 with interest at the rate of 10%, payable in 360 days after signing. The note may be extended for an additional 360 days at the option of the holder; (iv) on November 2, 1998,Murray Ginsberg, as President for Progressive Technology, Inc. (PTI), and witnessed by Audrey Max, as Executive Vice President for PTI executed a (Limited) Guaranty and Pledge to the Company in exchange for the Company's extension of credit to PTI. This (Limited) Guaranty and Pledge contains an interest of not less than 10% per annum and the notes evidencing this pledge shall not exceed $75,000 in the aggregate. Murray Ginsberg has pledged and liened GSIT stock belonging to him and in an amount necessary to satisfy the PTI notes made payable to the Company.

    In March 1999, the Company was offered debt financing in the form of non-interest bearing loans for up to $581,000, to be loaned on an as needed basis throughout the remainder of 1999. There is no formal written agreement regarding the repayment of these loans. During April and May, 1999, the Company received total proceeds of $168,000 drawn against these loans.

    In June 1999, the Company accepted a subscription in the amount of $50,000 from the sale of 400,000 shares of common stock in a private placement to one accredited investor and Florida resident conducted pursuant to an exemption from registration contained in section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made in the State of Florida.(See: Part II, Item 4. "Recent Sales of Unregistered Securities").

    On October 25, 1999, the Company accepted subscriptions for 271,719 restricted shares of the Company's common stock pursuant to the conversion option provided in two notes to the Company's subsidiary, Envirocon Corporation, for a combined total $35,000. These notes were executed prior to the Company's Reorganization in a private placement to accredited investors conducted pursuant to an exemption from registration contained in section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder.(See: Part II, Item 4. "Recent Sales of Unregistered Securities").

     On January 2, 1999, the Company, through the mutual consent of a majority of its shareholders, authorized two amendments to the Article of Incorporation effective January 2, 1999 to authorize the following: (1) the issuance of up to 50,000,000 shares of common stock and, (2) up to 10,000,000 shares of Preferred Stock (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Part I, Item 7. "Certain Relationships and Related Transactions.")

    The Company has no potential capital resources from any outside sources at the current time. The Company believes that it will require nine (9) to twelve(12) months in order to determine the market demand, distributorship and licensing potential for GINSITE(TM).

    The ability of the Company to continue as a going concern is dependent upon increasing revenues from the sale of GINSITE(TM) and obtaining additional capital and financing. The Company believes that in order to be able to expand its initial operations, it must increase sales of GINSITE(TM) substantially and when financially feasible hire an experienced sales manager[s].

Net Operating Losses

           The Company

    On an consolidated unaudited basis the Company has net operating loss carry-forwards of $802,745 which expire in the year beginning December 31, 2117. The company has deferred tax assets, cumulative as of December 31, 1998 of $157,940 resulting from the loss carry-forwards, for which it has established a valuation allowance of $164,254, as the Company has no history of profitable operations. Until the Company's current operations begin to produce earnings, it unclear as to the ability of the Company to utilize such carry-forwards. (See:
PART F/S - Notes to ECPI Unaudited Consolidated Financial Statements - F-25)

           Year 2000 Compliance

    The Company has determined that the Year 2000 impact is not material to ECPI and that it will not impact its business, operations or financial condition since all of the internal software utilized by the Company has the capability of being manually upgraded on site at minimal cost to support Year 2000 versions. In the event any unforseen Year 2000 computer viruses impact the Company's internal computers it has retained a consultant at the cost of $80.00 an hour for emergency purposes. The Company's consultant has expressed that if any software changes are necessary the cost will not exceed One Thousand Dollars ($1,000).

    The Company's Year 2000 contingency plan is to utilize a manual accounting system currently in place.

Item 3. Description of Property:

     Subsequent to the Company's reorganization it relocated its executive offices to 2870 Speer Boulevard, Suite 205, Denver, CO , 80211. Its executive offices telephone number is (303) 455-3100 and its facsimile number is
(303)455-1241.

    On November 15, 1997, the Company entered into a 10 year Office/Warehouse Lease Agreement. Total lease expenses for the period ending December 31, 1997 were $7689; 1998 lease expenses were $139,806; 1999 lease expenses will be $133,866; Subsequent to the Company's reorganization the aforementioned lease has become the primary responsibility of Murray Ginsberg upon his resignation from the Company. [See: Part III. Item 1. Index to Exhibits - 10.3 - Lease Agreement, Steven J. Cooperman, Trustee - 99.1 - Order of the Circuit Court of the Seventeenth Judicial Circuit for Broward County, Florida ...]

    The Company owns no real property and its personal property consists of manufacturing equipment, telephone systems, office furniture, computer system, prototype molds and deposits on property and equipment valued at $142,992 $185,174 on September 30, 1999 In addition, the Company has on hand inventories and raw materials totaling $13,566 as of September 30, 1999 .

Item 4. Security Ownership of Certain Beneficial Owners and Management.

    The following table sets forth information as of December 15, 1999 regarding the ownership of the Company's stock

                                                                 (1)
Name & Address of       Title of        Amount & Nature          Percent of
Beneficial Owner        Class           of Beneficial Owner      Class
------------------      --------        ------------------       ---------
Frank Glinton           Common           2,103,629               23.73 %

George Anagnost         Common           1,074,604               12.12 %

Wayne Doss              Common             160,000                1.80 %
                                         -----------             ---------

Officers and Directors                   3,338,233               37.65 %
                                         =========               =======
as group(three (3) persons)

Futro & Associates   Common               525,907                 5.93 %
---------------------

(1) Based on 8,866,128 shares issued and outstanding as of December 28, 1999.[Post 5 to 1 reverse split. There are no arrangements which may result in the change of control of the
Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     As of December 15, 1999 the following are the names, ages, positions, with the Company and experiences of the executive officers and directors of the company. Mr. Grieper resigned as a director as of March 1999, and the Company Controller as of December 31, 1998. Mr. Eugene Ladin resigned as Chief Financial Officer and Director of the Company on July 13, 1999.

Name                 Age       Position(s)  with Company
----------           ---       -------------------------
Frank Glinton        46        CEO & Director
George Anagnost      49        President & Director
Wayne Doss           49        Executive Vice President & Director

    All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary. Except for the above officers, there are no other persons whose activities will be material to the operation of the Company.

Frank Glinton has served as CEO and Director of the Company subsequent to the Plan of Reorganization in August 1999. He founded Envirocon in March of 1998 and has subsequently completed the technology transfer of the Econ Panel technology from the inventor to the Company. In addition to Mr. Glinton's responsibilities of CEO, he will be primarily responsible for contractual procurement. From 1994 thru 1997 prior to founding Envirocon Mr. Glinton was President of Glinton Corporation, a chemical manufacturing company, which produced environmentally safe chemical products. Mr. Glinton is a graduate of Howard University and was an original member of the Seattle Seahawks.

Wayne Doss has served as Director of the Company subsequent to the Plan of Reorganization in August 1999. Shortly after closing on said Reorganization he was appointed the Company's President. He was part of the original management of the Company and upon his appointment to the board of directors served as the Company's CEO prior to the Reorganization providing valuable assistance and experience to Company management in addition to the development of its ecommerce Web Site. Mr. Doss was the lead negotiator on behalf of the Company in the consummation of the recent Reorganization. Prior to joining the Company from 1989 to December 1998, Mr. Doss served in various capacities at Keller Industries, a $250 Million Dollar diversified building products company. During 1992 he was appointed President and in 1993 he assumed the role of CEO of Keller Industries. Mr. Doss has extensive operating experience in the areas of plant moves, start-ups, new product development, product enhancement, production machinery upgrades, plant automation and systems. Mr. Doss is a graduate of the University of Maryland with a B.S. degree in Accounting & Business Finance.

George Anagnost has served as Executive Vice President and Director of the Company subsequent to the Plan of Reorganization in August 1999. He originally joined Envirocon in April of 1998 where he held the position of Secretary/Treasurer. He is presently responsible for the Company's corporate and project funding. From 1993 thru 1997 he was the Syndicate Manager and member of the corporate department of RAF Financial Corporation and was instrumental in establishing Colorado's first publicly traded gaming corporation. Prior to RAF, Mr. Anagnost was a vise president with Novan Energy, a publicly held solar energy manufacturer. Mr. Anagnost received his B.A. in History from the University of Rhode Island and did graduate work in the School of Public Communications at Boston University where he was nominated for a Clio award.

Item 6. Executive Compensation.

Name and Post       Year      Salary         144 Stock    $           Total
                                                                      Compensation
----------------    -----     -----------    ----------------------   ----------
Murray Ginsberg     1999       $52,000                                $52,000
                    1998       $52,000            0                   $52,000
                    1997
                    thru 4/99
----------------    -----     -----------    ----------------------   ----------
Audrey Max          1999       $36,400            0                   $36,400
                    1998       $36,400                                $36,400
                    1997
                    thru 4/99
----------------    -----     -----------    ----------------------   ----------
Eugene Ladin        1999       $38,500                                $38,500
                    1998       $38,500                                $38,500
                    1997          N/A            N/A     N/A              N/A
                    thru 4/99                      0
----------------    -----     -----------    ----------------------   ----------
Henry V. Lione      1999       $   0                                  $     0
                    1998       $   0
                    1997       $   0
                    thru 4/99
----------------    -----     -----------    ----------------------   ----------
Barry S. Grieper    1999       $   0                     $ 0          $     0
                    1998       $36,400                   $ 0          $36,400
                    1997
                    thru 4/99
----------------    -----     -----------    ----------------------   ----------
Henry Max           1999       $36,400                                $36,400
                    1998       $36,400                                $36,400
                    1997             0                                $     0
                    thru 4/99
----------------    -----     -----------    ----------------------   ----------

     The above identified shares of common stock issued to Murray Ginsberg, Audrey Max, and Henry Max were returned to the Company's Treasury and canceled pursuant to the direction of the Broward County Circuit Court in accord with its order enforcing the Settlement Agreement between the Company and the respective parties.[See: Part III. Item 1. Index to Exhibits - Item No. - 99.1] Mr. Henry
V. Lione, voluntarily returned his common stock holdings to the Company's Treasury for cancellation.

Name and Post       Year      Salary         144 Stock    $           Total
                                                                      Compensation
----------------    -----     -----------    ----------------------   ----------
Frank Glinton       1999      $114,750                                $114,750
CEO/Director
----------------    -----     -----------    ----------------------   ----------
Wayne Doss          1999      $101,250       800,000(1)  $163,200     $101,250
COO/Director
----------------    -----     -----------    ----------------------   ----------
George Anagnost     1999      $101,250                                $101,250
Exec. V.P./Director
----------------    -----     -----------    ----------------------   ----------
(1) Pre 5:1 Reverse Split

    Base salaries for executive officers have been set at competitive levels in consultation with the Board, giving due consideration to individual performance and time in position. It has been the Company philosophy that shareholder's interests are best served by encouraging executives to have ownership interests in the company. To that end, the Company through its board and Chairman will provide stock ownership to its executives based on individual executive performance and contribution in achieving the Company's objectives and profitability. Base salaries for the executive positions are as follows when the Company is in a financial position to award such salaries: Mr Frank Glinton, CEO & Director: $114,750; Mr. George Anagnost, Executive Vice President and Director:$101,250; Mr. Wayne Doss, President & Director: $101,250. Long term incentives, key man insurance, etc. will be implemented when the Company is in a financial position to offer such benefits.

Item 7. Certain Relationships and Related Transactions.

     The aforementioned shares of common stock issued to Murray Ginsberg in the total amount of 10,517,750 were returned to the Company's Treasury and canceled pursuant to the direction of the Broward County Circuit Court in accord with its order enforcing the Settlement Agreement between the Company and Mr. Ginsberg. [See: Part III. Item 1. Index to Exhibits - Item No. - 99.1]

     The aforementioned shares of common stock issued to Audrey Max in the total amount of 764,875 were returned to the Company's Treasury and canceled pursuant to the direction of the Broward County Circuit Court in accord with its order enforcing the Settlement Agreement between the Company and Ms. Max. [See: Part
III. Item 1. Index to Exhibits - Item No. - 99.1]

     The aforementioned shares of common stock issued to Henry Lione in the total amount of 475,000 were voluntarily returned to the Company's Treasury and canceled in accord with the Settlement Agreement between the Company and Mr. Lione. [See: Part III. Item 1. Index to Exhibits - Item No. - 99.1]

     Mr. Eugene Ladin voluntarily resigned as Chief Financial Officer and Director of the Company on July 13, 1999.

     The aforementioned shares of common stock issued to Henry Max in the total amount of 100,000 were voluntarily returned to the Company's Treasury and canceled in accord with the Settlement Agreement between the Company and Mr. Max. [See: Part III. Item 1. Index to Exhibits - Item No. - 99.1]

    Any stock issued and to be issued by the Company to its executive staff/ directors has been and will be in accordance with authorized personnel practices and pursuant to 4(2) and/or Rule 506 of Regulation D of the Securities Act of 1933.

Item 8.              Description of Securities.

    The Company's authorized stock when incorporated on August 7, 1997, consisted of common stock in the amount of 17,250,000 with a par value of $0.001 per share. The shareholders, in January 1999, consented to increase the number of authorized common shares, $0.001 par value, from 17,250,000 to 50,000,000 shares and to 100,000,000 shares in September 1999. Concurrently, 10,000,000 shares of preferred stock with no determined par value were authorized. In September

1999, the Company completed a one for five reverse split of the issued and outstanding common shares. The Company had 10,977,636[reflecting the 5 to 1 reverse split] and 13,783,662[pre split] shares of common stock issued and outstanding at September 30, 1999 and December 31, 1998, respectively. There were no shares of preferred stock issued as of September 30, 1999.(See: Part
III. Item 1. Index To Exhibits - 3(i)3 Articles of Amendment to Articles of Incorporation")In addition, the Company concurrently authorized the issuance of 10,000,000 shares of preferred stock with no determined par value as needed in the future. As of December 23, 1999, the Company has 8,866,128 shares of common stock outstanding.

            Description of Common Stock

    All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any director. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of any Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable.

           Dividend Policy

    Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock to date and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

           Rights of Dissenting Shareholders

    In accordance with Florida Statute Section 607.1103, the Company intends to provide its shareholders with any plan or merger, and as soon as available, all audited financial statements, concerning a target company and its business prior to any merger or acquisition. Dissenters have rights as defined and set forth in Florida Statue Sections 607.1301, 607.1302, the procedure of which is set forth in Florida Section 607.1320. Essentially such statutes provide that a dissenting shareholder has the right to receive payment of the fair market value of his shares.

           Preliminary Merger Discussions

    The Company's officers and directors are constantly pursuing additional business opportunities in the form of mergers, acquisitions and joint-ventures. On June 30, 1999, the Company announced that it is presently engaged in preliminary discussions with Envirocon Corporation, a Denver- based construction industry supplier, to merge operations. The preliminary agreement is subject to due diligence by both parties. Subsequent to the conducting of due diligence inquiries the Company and Envirocon agreed to a mutually beneficial Plan of Reorganization Agreement which resulted in the resignation of the Company's original Board of Directors and Officers and the refocusing of the Company's business to be that of a supplier to the residential and commercial construction industry of its Econ Panel System. (See: Part I. Item 1. Description of Business
- (b) Business of Registrant)

           Transfer Agent

    The Transfer Agent and Registrar for the Company's Common Stock is Florida Atlantic Stock Transfer which is located at 5701 North Pine Island Road, Suite 310B, Tamarac, Florida 33321.

           Certain Provisions of Florida Law

    Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida Corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(I) one-fifth or more, but less that one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and (iii) more than a majority of such voting power.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

    Since the Company's inception it has not declared nor paid any stock or cash dividends to its shareholders. The price of the Company stock has ranged from a high of $5 35/64 to a low of 13/64th. First Equity Group participated in a public relations program disseminating information on the Company and its initial product, GINSITE(TM). This created the initial market.

    The first annual shareholders meeting was held October 15, 1998 at the Company Corporate Headquarters, Plantation, Florida, to which all registered shareholders were invited.

    Market Information The Company's Common Stock has been quoted for trades on the over-the-counter/bulletin board (OTC/BB) market since January 2, 1998, and, since January 2, 1998, has been quoted on the OTC/Bulletin Board System under the symbol "GSIT". On December 1, 1999, the Company's symbol ECPI was removed from quotation on the OTC/BB and has continued trading on the small capitalization "Pink Sheets." The Company's common stock will continue to be so traded until it can qualify to return to active quotation on the OTC/BB. The Company expects to return to the OTC/BB as soon as its 10SB Registration clears the United States Securities and Exchange Commission's review. The following table sets forth the high and low closing sales prices for the Common Stock for each quarterly period within the Company's two most recent fiscal years on the National Market System.

1999                                HIGH          LOW
-------                             ----          -----
December 31, 1999                      -             -
September 30, 1999                  3.94          2.25
June 30, 1999                       4.32           .87
March 31, 1999                      1-61/64        13/64

1998                                HIGH          LOW
------                              ----          -------
December 1998                       2-3/8         1-13/32
September 30, 1998                  4-3/4         1- 1/8
June 30, 1998                       5-3/8         3-15/16
March 31, 1998                      5-35/64         13/64

1997                                HIGH          LOW
-----                               ----          ---
December 31, 1997                   N/A           N/A
Inception to September 30, 1997     N/A           N/A

    Holders of Common Stock As of December 23, 1999 there were approximately67 holders of record of the Company's Common Stock.

    Dividends The Company has never paid cash dividends on its Common Stock, and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will be dependent upon the Company's financial condition and results of operations and other factors then deemed relevant by the Board of Directors.

Item 2. Legal Proceedings.

    Subsequent to the closing of the Plan of Reorganization Agreement the former directors and officers (including Murray Ginsberg) challenged the validity of the Agreement. On October 19, 1999, the Company entered into a verbal Stipulation For Settlement agreement with Murray Ginsberg, Henry Max and Audrey Max which also joined Henry Lione and S. Barry Grieper ratifying and affirming the Plan of Reorganization and acknowledging their respective resignations as directors as well as the appointment of Frank Glinton as President and director, George Anagnost as Vice President, Secretary, Treasurer and director, and Wayne Doss as a director. On October 19, 1999, the Company appeared with counsel in the Circuit Court for Broward County, Florida Case No.: 99-017314 to enter into open court the Stipulation For Settlement as agreed to by all parties on October 19, 1999. The court entered an order on November 15, 1999 reaffirming the Stipulation For Settlement with few exceptions.[See: Part III., Item 1, Index to Exhibits, Exhibit No. 99.1 Order of the Circuit Court of the Seventeenth Judicial Circuit for Broward County, Florida Enforcing Settlement..., dated November 15, 1999.] A motion to set aside this order is pending. It is the opinion of Counsel for the Company that the pending motion is without merit.

Item 3. Changes In and Disagreements with Accountants.

     The Certified Public Accountants, Durland and Company, CPA's, P.A. 340 Royal Palm Way, Suite 204 Palm Beach, Florida 33480, performed an audit as of December 31, 1998, and prepared non-audited financial statements as of September

30, 1999 Durland and Company continue to be the Company's accountants through the date hereof and there is no disagreement on accounting and financial disclosure between Durland and Company and the Company.

Item 4.              Recent Sales of Unregistered Securities.

    In August, 1997, the Company issued 200,000 shares of common stock pursuant to Section 4(2) of the Act for the sum of $1,500 to First Equity Group, Inc. for services to be rendered . The facts relied upon by the Company for such exemption are (i) the issuance of the shares did not involve a public offering and (ii) the purchaser is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision. The offering was made to a Florida corporation in the State of Florida.

     In September, 1997, the Company accepted subscriptions in the amount of $1,000,000 from the sale of 3,000,000 shares of common stock , $0.001 par value per share (in units consisting of 14 warrants for each share of common stock, each warrant convertible at $.35 per share into one(1) share of common stock on or before November 30, 1998) in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida.
These warrants were exercised and fully funded.

    The aforementioned shares of common stock have been returned to the Company's Treasury and canceled pursuant to the direction of the Broward County Circuit Court in accord with its order enforcing the Settlement Agreement between the Company and the named parties. [See: Part III. Item 1. Index to Exhibits - Item No. - 99.1] On November 7, 1997 the Company issued 50,000 shares of common stock to Gary Blume, Esq., its legal advisor valued at par. In September 1998 the Company accepted subscriptions in the amount of $45,000.00 from the sale of 67,164 shares of common stock in a private placement to accredited investors conducted pursuant to an exemption from registration contained in section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder.(See: Part II, Item 4. "Recent Sales of Unregistered Securities"). The offering was made to Florida residents in the State of Florida. (See Part I, Item 6. "Executive Compensation)

      In December, 1997, the Company issued 30,000 shares of common stock to Howard J. Voren and Kathleen M. Voren in exchange for services valued at $300. The Company relied upon an exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) each of the parties is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision. The offering was made to Florida residents in the State of Florida.

    In January, 1998, the Company issued 125,000 shares of common stock to Marco D'alanzo in exchange for services valued at $13,672; (ii) in January, 1998, the Company issued 125,000 shares of common stock to Douglas Baker in exchange for services valued at $13,750.00; and, (iii) in January 1998 the Company issued 125,000 shares of common stock to Joseph M. Vazquez, III for services rendered valued at $13,750.00; (iv) in January 1998 the Company issued 125,000 shares of common stock to Suzanne Davis for services valued at $13,750.00. The Company relied upon an exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that
(i) the issuance of the shares did not involve a public offering and (ii) each of the parties is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision. The offering was made to Florida residents in the State of Florida.

    In March,  1998,  the Company issued 200,000 shares of common stock to Henry
V. Lione for services rendered valued at $498,438; (ii) in April, 1998, the Company issued 25,000 shares of common stock to Albert Medina for services rendered valued at $68,164; (iii) in April, 1998, the Company issued 100,000 shares of common stock to Frederick B. Carroll for services rendered valued at $272,656; (iv) in April, 1998, the Company issued 200,000 shares of common stock to Harvey J. Berse for services rendered valued at $545,312; (v) in April, 1998, the Company issued 100,000 shares of common stock to Igor Vasershteyn for services rendered valued at $272,656; ( The aforementioned shares of common stock issued to Henry V. Lione have been returned to the Company's Treasury and canceled pursuant to the direction of the Broward County Circuit Court in accord with its order enforcing the Settlement Agreement between the Company and the named parties. [See: Part III. Item 1. Index to Exhibits - Item No. - 99.1] The Company relied upon the exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that
(i) the issuance of the shares did not involve a public offering and (ii) each of the parties is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision by virtue of his or her position as an employee, officer and/or director of the Company and/or as a party related to an officer or director. The offering was made to Florida residents in the State of Florida.

    In September 1998, the Company issued 44,776 shares of common stock to James Weintraub for services rendered valued at $29,999.90; (ii) in September 1998, the Company issued 14,925 shares of the Company's common stock to Greenwolf Investments for services rendered valued at $9,999.90; and (iii) in September 1998, the Company issued 7,463 shares of common stock to Greenwolf Investments for services rendered valued at $5,000.20. The Company relied upon the exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) each of the parties are accredited investors and had full access to the information regarding the Company necessary to make an informed investment decision. The offering was made to Florida residents in the State of Florida.

     In November 1998, the Company accepted subscriptions in the amount of $4,899 for the sale of 13,998 shares of common stock in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida.

    In February, 1999, the Company issued 1,000 shares of common stock to Jan Michael Morris for services rendered valued at $1,766;; (ii) in March, 1999, the Company issued 75,000 shares of common stock to Albert Medina for services to be rendered valued at $19,500; (iii) in March, 1999, the Company issued 100,000 shares of common stock to Keith D. Foutz for services rendered valued at $26,000. The Company relied upon the exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) each of the parties is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision by virtue of his or her position as an employee, officer and/or director of the Company and/or as a party related to an officer or director.

    On March 31, 1999, the Company executed a Note Purchase Agreement payable to The Augustine Fund,, in the principal amount of $254,000.00, plus interest thereon at the rate of 9% per annum, and convertible into the common stock of the Company. The Company partially satisfied the Note Purchase Agreement by issuing 650,000 shares of common stock in accordance with the terms of the Note. The Note Purchase Agreement was executed pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida Residents in the State of Florida.

    In March, 1999, the Company issued 250,000 shares of common stock to Monetary Advancement International, Inc., as consideration for services to be rendered valued at $422,500. In June, 1999, by mutual consent of the parties, 150,000 shares of the aforementioned stock was canceled due to the lack of performance of the consulting agreement with the Company. Monetary Advancement International, Inc. retained 100,000 shares of the common stock valued at $168,750. The Company relied upon the exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to a New York corporation in the State of New York. The Company never received these canceled shares as directed by the executed settlement agreement between the parties and may pursue its full recourse under the law to enforce said agreement.

    In April, 1999, the Company accepted subscriptions, in the amount of $76,250, from the sale of 2,550,000 shares of the Company's common stock to the following parties: (i) Donald F. Mintmire subscribed to 50,000 shares of common stock for $1,250; (ii) Joseph M. Vazquez, III subscribed to 750,000 shares of common stock for $22,500; (iii) Dan Campbell subscribed to 750,000 shares of common stock for $22,500; (iv) Infinity Financial Group subscribed to 1,000,000 shares of common stock for $30,000. The Company relied upon an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida.

    In May 1999, the Company satisfied in full the Note Purchase Agreement with the Augustine Fund by issuing the remaining balance due pursuant to the Agreement of 385,615 shares of common stock in total accordance with the terms of the Note. The Note Purchase Agreement was executed pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida Residents in the State of Florida.

     The aforementioned shares of common stock issued to Murray Ginsberg have been returned to the Company's Treasury and canceled pursuant to the direction of the Broward County Circuit Court in accord with its order enforcing the Settlement Agreement between the Company and Mr. Ginsberg. [See: Part III. Item
1. Index to Exhibits - Item No. - 99.1]

    In June 1999, the Company accepted a subscription in the amount of $50,000 from the sale of 400,000 shares of common stock in a private placement to one accredited investor and Florida resident conducted pursuant to an exemption from registration contained in section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made in the State of Florida.(See: Part II, Item 4. "Recent Sales of Unregistered Securities").

     Subsequent to the closing of the Agreement the former directors and officers (including Murray Ginsberg) challenged the validity of the Agreement. On October 19, 1999, the Company entered into a verbal Stipulation For Settlement agreement with Murray Ginsberg, Henry Max and Audrey Max which also joined Henry Lione and S. Barry Grieper ratifying and affirming the Plan of Reorganization and acknowledging their respective resignations as directors as well as the appointment of Frank Glinton as CEO and director, George Anagnost as Vice President, Secretary, Treasurer and director, and Wayne Doss as a director. The Settlement was approved by the parties and subsequently affirmed by court order. [See: Part III. Item 1. Index to Exhibits. No. 99.1 - Order of the Circuit Court.] In addition, the court directed, in accord with the terms of the Settlement, that the above parties turn in their respective shares of stock to the Company's Treasury for cancellation.

    On October 25, 1999, the Company accepted subscriptions for 271,719 restricted shares of the Company's common stock pursuant to the conversion option provided in two notes to the Company's subsidiary, Envirocon Corporation, for a combined total $35,000. These notes were executed prior to the Company's Reorganization in a private placement to accredited investors conducted pursuant to an exemption from registration contained in section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder.(See: Part II, Item 4. "Recent Sales of Unregistered Securities").

    The facts relied upon the by the Company to make the federal exemption available exemption under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder include the following: (i) the aggregate offering price for the offering of the shares of common stock (with attached warrants) did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b); (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment Company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and, (iv) the required number of manually executed originals and true copies of Form D were filed.

    The facts relied upon to make the New York Exemption available include the following: (i) the aggregate number of persons purchasing the Company's stock during the 12 month period ending on the date of issuance did not exceed 40;
(ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) that at the time of filing no offering had yet been made to any resident of the State of New York, (iv) that the offering is to be made to personal friends, relatives and business associates and other principals of the issuer, (v) that these common shares have been issued or sold in reliance of Section 359-f(2) of the New York General Business Law, (vi) each purchaser executed a statement to the effect that the securities purchased have been purchased for their own account; (vii) that they have adequate means of providing for their current needs and possible personal contingencies; and (viii) they do not have a need for liquidity of this investment.

    The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of GSIT or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under
Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In this regard, the Company's Executives supplied such information and was available for such questioning.

Item 5.  Indemnification of Directors and Officers.

    Article XVI of the Company's Articles of Incorporation contains provision providing for the indemnification of directors and officers of the Company as follows:

    The Corporation shall indemnify a director or officer of the Corporation who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because the director or officer is or was a director or officer of the Corporation against reasonable attorney fees and expenses incurred by the director or officer in connection with the proceedings. The Corporation may indemnify an individual made a party to a proceeding because the individual is or was a director, officer, employee or agent of the corporation against liability if authorized in the specific case after determination, in the manner required by the Board of Directors, that indemnification of the director, officer, employee or agent, as the case may be, is permissible in the circumstances because the director, officer, employee or agent has met the standard of conduct set forth by the board of Directors. The indemnification and advancement of attorney fees and expenses for directors, officers, employees and agents of the Corporation shall apply when such persons are serving at the Corporation's request while a director, officer, employee or agent of the Corporation, as the case may be, as a director, officer, partner, trustee, employee or agent of another foreign or domestic Corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, whether or not for profit, as well as in their official capacity with the Corporation. The Corporation may also pay for or reimburse the reasonable attorney fees and expenses incurred by a director, officer, employee or agent of the Corporation who is a party to a proceeding in advance of final disposition of the proceeding. The Corporation also may purchase and maintain insurance on behalf of an individual arising from the individual's status as a director, officer, employee or agent of the Corporation, whether or not the Corporation would have power to indemnify the individual against the same liability under the law. All references in these Articles of Incorporation are deemed to include any amendment or successor thereto. Nothing contained in these Articles of Incorporation shall limit or preclude the exercise of any right relating to indemnification or advance of attorney fees and expenses to any person who is or was a director, officer, employee or agent of the Corporation or the ability of the Corporation otherwise to indemnify or advance expenses to any such person by contract or in any other manner. In any word, clause or sentence of the foregoing provisions regarding indemnification or advancement of the attorney fees or expenses shall be held invalid as contrary to law or public policy, it shall be severable and the provisions remaining shall not be otherwise affected. All references in these Articles of Incorporation to "directors", "officer", "employee" and "agent" shall include the heirs, estates, executors, administrators and personal representatives of such persons.

     The Company has no agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.

                                    PART F/S

     The Financial Statements of ECPI, and Notes to Financial Statements together with the Independent Auditor's Report of Durland and Company, CPA's, P.A., required by this Part F/S commence on page F-1 hereof and are incorporated herein by this reference. The Proforma Consolidated Financial Statements of ECPI, and Notes to Financial Statements of Durland and Company, CPA's, P.A., required by this Part F/S commence on page F-18 hereof and are incorporated herein by this reference. In addition, the Financial Statements of Envirocon Corporation and Notes to Financial Statements together with the Independent Auditor's Report of Schumacher & Associates, Inc., CPA's required by the recent Agreement and Plan of Reorganization commence on page F-12 hereof and are incorporated herein by this reference. Lastly, the Unaudited ECPI Consolidated Financial Statements for the period ending September 30, 1999 and Notes to Financial Statements of Durland and Company, CPA's, PA commence on page F-21.

                      AUDITED GINSITE FINANCIAL STATEMENTS
                     For the period ending December 31, 1999
               Including the Interim period ending March 31, 1998

Independent Auditors' Report............................F-2

Balance Sheets..........................................F-3

Statements of Loss......................................F-4

Statements of Changes in Stockholders' Equity...........F-5

Statements of Cash Flows................................F-6

Notes to Financial Statements...........................F-7


            ENVIRONMENTAL CONSTRUCTION PRODUCTS INTERNATIONAL["ECPI"]
              Consolidated Unaudited Proforma Financial Statements
                     For the period ending December 31, 1998

Proforma Consolidated Balance Sheets..................................F-12

Proforma Consolidated Statements of Operations........................F-13

Notes to Proforma Consolidated  Financial Statements..................F-14


                     AUDITED ENVIROCON FINANCIAL STATEMENTS
                     For the period ending December 31, 1998

Report of Independent Certified Public Accountants.................F-15

Balance Sheets.....................................................F-16

Statements of Operations...........................................F-17

Statements of Changes in Stockholders' (Deficit)...................F-18

Statements of Cash Flows...........................................F-19

Notes to Financial Statements .....................................F-20


                Unaudited ECPI Consolidated Financial Statements
                    For the period ending September 30, 1999

Balance Sheets.....................................................F-23

Statements of Operations...........................................F-24

Statements of Changes in Stockholders' (Deficit)...................F-25

Statements of Cash Flows...........................................F-26

Notes to Financial Statements......................................F-27

                          INDEPENDENT AUDITORS' REPORT


TO:        The Board of Directors
           Ginsite Materials, Inc.
           (A Development Stage Enterprise)
           Fort Lauderdale, Florida

We have audited the accompanying balance sheet of Ginsite Materials, Inc., a development stage enterprise, as of December 31, 1998 and the related statements of loss, changes in stockholders' equity and cash flows for the year ended December 31, 1998 and from August 7, 1997 (Inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ginsite Materials, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998 and from August 7, 1997 (Inception) through December 31,1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note11 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






/s/ Durland & Company
-------------------------
Durland & Company, CPAs, P.A.
Palm Beach, Florida
March 4, 1999

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                                 Balance Sheets

                                                         March 31, 1999               December 31, 1998
                                                           (unaudited)
                                                    -------------------------    ---------------------------
  ASSETS
CURRENT ASSETS
   Cash                                             $                  43,687    $                       360
   Accounts receivable
      Trade                                                             1,348                          1,323
      Related party                                                    29,597                         18,696
   Inventories                                                         20,557                         23,379
   Advance to related party                                            30,000                              0
   Note receivable-related party                                       14,416                              0
                                                    -------------------------    ---------------------------

      Total current assets                                            139,605                         43,758
                                                    -------------------------    ---------------------------

PROPERTY AND EQUIPMENT
   Equipment                                                          128,624                        128,624
   Leasehold improvements                                              56,550                         56,550
   Less: Accumulated depreciation                                     (25,279)                       (19,021)
                                                    -------------------------    ---------------------------

      Total property and equipment                  159,895                                          166,153
                                                    =======
                                                    -------------------------    ---------------------------

OTHER ASSETS
   Deposits                                                            13,448                         13,448
   Intangible asset-patent pending                                     38,232                         40,781
                                                    -------------------------    ---------------------------
      Total other assets                                               51,680                         54,229
                                                    -------------------------    ---------------------------

Total Assets                                        $                 351,180    $                   264,140
                                                    =========================    ===========================

  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                 $                  30,325    $                    68,352
   Accounts payable-related party                                       4,350                          4,350
   Salaries payable                                                         0                          4,816
   Payroll taxes payable                                               20,278                         14,834
   Note payable-related party                                          48,183                         47,007
                                                    -------------------------    ---------------------------

     Total current liabilities                                        103,136                        139,359

LONG TERM DEBT                                                        109,000                              0
                                                    -------------------------    ---------------------------

Total Liabilities                                                     212,136                        139,359
                                                    -------------------------    ---------------------------

STOCKHOLDERS' EQUITY
   Preferred stock, no par value, authorized
     10,000,000 shares; 0 issued and outstanding                            0                              0
   Common stock, $0.001 par value, authorized
       50,000,000 shares; 18,087,570 and
       13,783,662 issued and outstanding, respective                   18,088                         13,784
   Additional paid-in capital                                       5,486,472                      3,867,255
   Deficit accumulated during the development stage                (5,401,849)                    (3,756,258)
   Beneficial conversion feature                                       36,333                              0
                                                    -------------------------    ---------------------------

     Total Stockholders' Equity                                       139,044                        124,781
                                                    -------------------------    ---------------------------

Total Liabilities and Stockholders' Equity          $                 351,180    $                   264,140
                                                    =========================    ===========================

                                       F-3
                     The accompanying notes are an integral
                       part of the financial statements.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                               Statements of Loss



                                                                                                Period from       Period from
                                             Three months ended                                 August 7, 1997    August 7, 1997
                                 ---------------------------------------        Year ended      (Inception) to    (Inception) to
                                       March 31,        March 31, 1998          December 31,    December 31,      March 31, 1999
                                    1999(unaudited)       (unaudited)             1998             1997            (unaudited)
                                 ------------------- -------------------  ------------------ ---------------- ----------------------
Revenues
   Product sales                               2,326                   0              15,830                0                18,156
   Distributor fees                                0                   0               6,980                0                 6,980
                                 ------------------- -------------------  ------------------ ---------------- ----------------------

Total revenues                                 2,326                   0              22,810                0                25,136
                                 ------------------- -------------------  ------------------ ---------------- ----------------------

Costs and expenses
   Compensation :
        Officers                             414,142             518,738           1,698,850                0             2,112,992
        Other                                234,029           1,168,309           1,179,807                0             1,413,836
        Related party                          1,440               3,000               6,240           13,500                21,180
 Depreciation and amortization                 8,806               4,220              28,859              357                38,022
 General and Administrative                  905,113             140,667             717,069           25,936             1,648,118
 Bad debt - related party                          0                   0             105,750                0               105,750
                                 ------------------- -------------------  ------------------ ---------------- ----------------------

Total expenses                             1,563,530           1,834,934           3,736,575           39,793             5,339,898
                                 ------------------- -------------------  ------------------ ---------------- ----------------------

Loss from operations                      (1,561,204)         (1,834,934)         (3,713,765)         (39,793)           (5,314,762)

Other income (expense)
   Interest income                             1,455                   0               1,250                0                 2,705
   Interest expense                          (85,842)                  0              (2,804)          (1,146)              (89,792)
                                 ------------------- -------------------  ------------------ ---------------- ----------------------

Net loss                                  (1,645,591)         (1,834,934)         (3,715,319)         (40,939)           (5,401,849)
                                 ------------------- -------------------  ================== ================ ======================
Net loss per weighted average
share, basic                     $           (0.11)  $           (0.16)   $            (.30)            (.004)                 (.45)
basic basic basic

basic
basicbascbasic
                                 =================== ===================  ================== ================ ======================
Weighted average number of
shares,                                   15,293,219          11,383,676          12,560,147        9,198,364            12,136,159
basic
                                 =================== ===================  ================== ================ ======================









                                       F-4
                     The accompanying notes are an integral
                       part of the financial statements.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                  Statements of Changes in Stockholders' Equity

                                                                                                                  Deficit
                                                                                                                  Accumulated
                                                                         Additional                 During the    Total
                                             Number of       Common      Paid-in        Bene Conv   Development   Stockholders'
                                              Shares          Stock      Capital        Feature     Stage         Equity
                                             -----------   -----------  ------------ ------------ -------------  -------------------
BEGINNING BALANCE,
August 7, 1997 (Inception)                             0   $        0   $          0 $         0  $         0    $                 0
 Third quarter - cash ($0.0075/sh)               200,000          200          1,300           0            0                 1,500
 Third quarter - services ($0.001/sh)             50,000           50              0           0            0                    50
 Third quarter - services ($0.001/sh)*           879,750          880              0           0            0                   880
 Third quarter - loan repayment ($0.001/sh)    7,917,750        7,918              0           0            0                 7,918
 Fourth quarter - cash ($0.10/sh)                200,000          200         19,800           0            0                20,000
 Fourth quarter - cash ($0.35/sh)                 58,000           58         20,242           0            0                20,300
 Fourth quarter - offering costs                       0            0         (5,485)          0            0                (5,485)
 Fourth quarter - cash ($0.01/sh)                 30,000           30            270           0            0                   300

Net loss                                               0            0              0           0      (40,939)              (40,939)
                                             -----------   ----------   ------------ ----------- -------------   -------------------

BALANCE, December 31, 1997                     9,335,500        9,336         36,127           0      (40,939)                4,524
 First quarter - cash ($0.35/sh)                 754,986          755        263,490           0            0               264,245
 First quarter - services ($0.11/sh)             500,000          500         54,188           0            0                54,688
 First quarter - services ($2.49/sh)*            200,000          200        498,238           0            0               498,438
 First quarter - services ($2.73/sh)**           425,000          425      1,158,363           0            0             1,158,788
 Second quarter - cash ($0.35/sh)                879,300          879        306,876           0            0               307,755
 Second quarter - services ($2.56/sh)*           250,000          250        640,375           0            0               640,625
 Third quarter - cash ($0.35/sh)                 646,714          647        225,703           0            0               226,350
 Third quarter - cash ($0.67/sh)                  67,164           67         44,933           0            0                45,000
 Third quarter - services ($2.13/sh)*            200,000          200         424,800          0            0               425,000
 Fourth quarter - cash ($0.35/sh)                474,998          475         165,774          0            0               166,249
 Fourth quarter - services ($0.97/sh)*            50,000           50          48,388          0            0                48,438

Net loss                                               0            0               0          0   (3,715,319)           (3,715,319)
                                             -----------   ----------   ------------- ---------- -------------   -------------------

BALANCE, December 31, 1998                    13,783,662       13,784       3,867,255          0   (3,756,258)              124,781
                                             -----------   ----------   ------------- ----------- ------------   -------------------
 First quarter - cash/compensation ($0.26/sh)  2,500,000        2,500         647,500          0            0               650,000
 First quarter - services                        151,000          151         183,365          0            0               183,516
 First quarter - services ($1.58/sh)**           100,000          100         157,712          0            0               157,812
 First quarter - services ($.26/sh)**            175,000          175          45,325          0            0                45,500
 First quarter - services ($.41/sh)*             950,000          950         392,409          0            0               393,359
 First quarter - debt conversion                 427,908          428         144,572          0            0               145,000
 Beneficial conversion feature                         0            0               0     84,667            0                84,667
 First quarter - convertible debt conversion           0            0          48,334    (48,334)           0                     0

Net loss                                               0            0               0          0   (1,645,591)           (1,645,591)
                                             -----------   ----------   ------------- ---------- -------------   -------------------

BALANCE, March 31, 1999 (Unaudited)           18,087,570   $   18,088   $   5,486,472 $   36,333 $ (5,401,849)  $           139,044
                                             ===========   ==========   ============= ========== =============   ===================

* Shares issued to officers in lieu of cash
** Shares issued to non-officer
employees in lieu of cash

                                       F-5
                          The accompanying notes are an
                   integral part of the financial statements.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterpris)
                            Statement of Cash Flows

                                                                                                                        Period
                                                                                                         Period         from August
                                                                                                         from August    7, 1997
                                                                  Three months ended                     7, 1997        (Inception)
                                                              -----------------------------  Year ended   (Inception)   to March
                                                             March 31,       March 31, 1998  December     to December    31, 1999
                                                             1999(unaudited)   (unaudited)   31, 1998     31, 1997      (unaudited)
                                                             ---------------  -------------  ------------ ------------- ------------
CASH FLOWS FROM DEVELOPMENT ACTIVITIES:
 Net loss                                                    $  (1,645,591)   $(1,834,934)   $(3,715,319) $(40,939)     $(5,401,849)
 Adjustments to reconcile net loss to net
  cash used by development activities
   Amortization of beneficial conversion feature                    84,667              0              0         0           84,667
   Amortization-other                                                2,549          2,549         10,195         0           12,744
   Depreciation                                                      6,258          1,671         18,664       357           25,279
   Stock issued in lieu of cash-third parties                      758,515         54,687         54,687         0          813,202
   Stock issued in lieu of cash-officers and employees             596,672      1,657,228      2,771,290       930        3,368,892
   Bad debt-related party                                                0              0        105,750         0          105,750
 Changes in assets and liabilities
   Increase in accounts receivable-trade                               (25)             0         (1,323)        0           (1,348)
   Increase in accounts receivable-related party                   (10,901)          (240)       (46,696)        0          (57,597)
   (Increase) decrease  in inventory                                 2,822         (4,245)       (22,681)     (698)         (20,557)
   Advance to related party                                        (30,000)             0              0         0          (30,000)
   Increase in accrued interest on note rec-related  party          (1,455)             0         (1,250)        0           (2,705)
   Increase in deposits                                                  0        (11,108)       (13,448)        0          (13,448)
   Increase (decrease) in accounts payable                         (38,027)        41,242         53,972    14,380           30,325
   Increase (decrease) in accounts payable-related party                 0              0        (15,650)   20,000            4,350
   Increase (decrease) in salaries payable                          (4,816)             0          4,816         0                0
   Increase in payroll taxes payable                                 5,444          1,525         14,834         0           20,278
   Increase in accrued interest on note payable-related party        1,176              0          2,803     1,146            5,125
                                                              ------------- -------------- --------------  --------      -----------

  Net cash used by development activities                         (272,712)       (91,625)      (779,356)   (4,824)      (1,056,892)
                                                              ------------- -------------- --------------  --------      -----------

CASH FLOW FROM INVESTING ACTIVITIES:
       Issuance of note receivable - related party                 (12,961)             0        (66,500)  (10,000)         (89,461)
       Purchase of property and equipment                                0       (152,737)      (171,174)   (4,000)        (175,174)
       Purchase of property and equipment - related party                0              0              0   (10,000)         (10,000)
                                                              ------------- -------------- --------------  --------      -----------

  Net cash used by investing activities                            (12,961)      (152,737)      (237,674)  (24,000)        (274,635)
                                                              ------------- -------------- --------------  --------      -----------

CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from issuance of common stock, net                    75,000        264,243      1,009,599    36,615         1,121,214
     Proceeds from issuance of convertible debt                    254,000              0              0         0           254,000
                                                              ------------- -------------- --------------  ---------     -----------

  Net cash provided by financing activities                        329,000        264,243      1,009,599    36,615        1,375,214
                                                              ------------- -------------- --------------  --------      -----------

  Net increase (decrease)  in cash                                  43,327         19,881         (7,431)    7,791           43,687

CASH, beginning of period                                              360          7,791          7,791         0                0
                                                              ------------- -------------- --------------  ---------     -----------

CASH, end of period                                           $     43,687  $      27,672  $         360   $ 7,791       $   43,687
                                                              ============= ============== ==============  =========     ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Non-cash  investing  and
financing activities:
       Acquisition of patent from shareholder                 $          0  $           0  $           0   $(50,976)     $  (50,976)
                                                              ============= ============== ==============  =========     ===========
       Issuance of common stock for patent                    $          0  $           0  $           0   $  7,918      $    7,918
                                                              ============= ============== ==============  =========     ===========
       Due to shareholder for patent                          $          0  $           0  $           0   $ 43,058      $   43,058
                                                              ============= ============== ==============  =========     ===========
       Conversion of convertible debt                         $   (145,000) $           0  $           0   $      0      $ (145,000)
                                                              ============= ============== ==============  =========     ===========
       Issuance of common stock through conversion of
           convertible debt                                   $    145,000  $           0  $           0   $      0      $  145,000
                                                              ============= ============== ==============  =========     ===========

                                       F-6
                 The accompanying notes are an integral part of
                           the financial statements.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
(Information with respect to periods ended March 31, 1999 and 1998 is unaudited)

(1) Summary of Significant Accounting Principles
      The Company Ginsite Materials, Inc., is a Florida chartered development stage corporation which conducts business from its headquarters in Fort Lauderdale, Florida. The Company was incorporated on August 7, 1997.

   The Company is principally involved in the manufacturing, marketing and sales of the Ginsite formulation, a material that enhances or replaces wood, concrete and similar construction materials. Current activities include
   raising   additional   equity  and   negotiating   with  potential   national
   distributors.

   The Company is in the development stage and has just begun to acquire the necessary operating assets to carry on its proposed business. While the Company is negotiating with potential customer distribution channels, there is no assurance that any benefit will result from such activities. The Company will not receive significant operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

   The financial statements for the three months ended March 31, 1999 and 1998 include all adjustments which, in the opinion of management, are necessary for fair presentation.

   The following summarize the more significant accounting and reporting policies and practices of the Company:

         a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as of the date of the statements of financial condition, and revenues and expenses for the period then ended. Actual results may differ significantly from those estimates.

   b) Start-up costs Costs of start-up activities, including organization costs, are expensed as incurred following Statement of Position (SOP) 98-5. This SOP sets forth the generally accepted accounting principles for costs of start-up activities of development stage entities.

   c) Net loss per share Basic is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted is not presented because the inclusion of common share equivalents would be anti-dilutive.

                  d) Compensation for services rendered for stock The Company issues shares of common stock in exchange for services rendered and in payment of shareholder loans. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

   e) Inventories Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for substantially all inventory.

   f) Deposits Deposits are primarily payments made as security deposits on the building lease and utilities.

   g) Intangible asset - patent pending Patents are recorded at historical cost and amortized, beginning the date the patents are placed in service over their estimated useful lives, using the straight-line method.


h) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements

(2) Inventories  Inventories consist of the following:

                           March 31, 1999       December 31, 1998
                            (unaudited)
                       ---------------------- ----------------------
Raw materials          $               12,627 $               14,855
Containers                              1,421                  1,672
Labels                                  6,509                  6,852
                       ---------------------- ----------------------

Total inventories      $               20,557 $               23,379
                       ====================== ======================

(3)Intangible Asset - Patent Pending On August 7, 1997, a majority shareholder formally assigned to the Company a certain patent pending with the United States Patent and Trademark Office of the Department of Commerce. The patent was recorded at its historical cost of $50,976, which represents the accumulated expenditures of the majority shareholder to refine the patent process. The patent is being amortized over a period of five years, its estimated useful life, which began in 1998, the year the patent process was placed in service. Amortization expense for the periods ended December 31, 1998 and 1997 and March 31, 1999 and 1998 was $10,195, $0, $2,549 and
     $2,549, respectively.

(4) Deposits As of March 31, 1999 (unaudited) and December 31, 1998, deposits consist of payments for the following:

     Building lease          $ 10,558
     Utilities                  2,890
                              ---------
                             $ 13,448

(5) Property and Equipment Property and equipment are summarized by major classifications as follows:

                                             March 31, 1999      December 31,
                                              (unaudited)            1998
                                           ------------------ ------------------
Property and equipment                     $           65,290 $           65,290
Deposit on property and equipment                       7,072              7,072
Telephone system                                       11,412             11,412
Office furniture                                       21,094             21,094
Computer system                                        23,756             23,756
Leasehold improvements                                 56,550             56,550
                                           ------------------ ------------------
                                                      185,174            185,174

Less accumulated depreciation                         (25,279)           (19,021)
                                           ------------------ ------------------

                                           $159,895           $          166,153
                                           --------
                                           ================== ==================

   Depreciation expense for the periods ended December 31, 1998 and 1997 and March 31, 1999 and 1998 was $18,664, $357, $ 6,258 and $1,671, respectively.

(6)Long Term Debt In February 1999, the Company issued a 9% convertible note due on February 1, 2001 for $254,000 cash. The note is convertible into shares of the Company's common stock at a conversion price equal to the lesser of 100% of the lowest of the closing bid prices for the common stock for the five trading days prior to the date of the note, or 75% of the lowest of the closing bid prices for the common stock for the five trading days immediately prior to the conversion date. As of March 31, 1999, $145,000 of the debt was converted into 427,908 shares of common stock at prices ranging from $0.19 to $0.66 per share. Subsequent to March 31, 1999, the remaining $109,000 in debt was converted into 607,703 shares of common stock at prices ranging from $0.17 to $0.19 per share.

   The  Company  recognized  a  beneficial   conversion  feature  discount,   in
   accordance with EITF Topic D-60 amounting to $84,665. The discount was immediately amortized as the notes were immediately convertible.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements

(6)Long Term Debt (cont.) The amount of reclassification from beneficial conversion feature to additional paid-in capital due to conversion of the related debt for the period ended March 31, 1999 was $48,334.

     In March 1999, the Company was offered debt financing in the form of non-interest bearing loans for up to $581,000, to be loaned on an as needed basis throughout the remainder of 1999. There is no formal written agreement regarding the repayment of these loans. During April and May, 1999, the Company received total proceeds of $168,000 drawn against these loans.

(7)Stockholders' Equity The shareholders, in January 1999, consented to increase the number of authorized common shares, $0.001 par value, from 17,250,000 to 50,000,000 shares. Concurrently, 10,000,000 shares of preferred stock with no determined par value were authorized. The Company had 18,087,570 and 13,783,662 shares of common stock issued and outstanding at March 31, 1999 and December 31, 1998, respectively. There were no shares of preferred stock issued as of March 31, 1999.

     In August 1997, the Company issued 929,750 shares of restricted common stock for the fair market value of services rendered of $930, and 7,917,750 shares of restricted common stock for the repayment of a shareholder loan for par value of $0.001 per share. The Company, in September 1997, issued 200,000 shares of restricted common stock in exchange for $1,500 in cash. On September 10, 1997, the Company authorized a Regulation D Rule 504 Private Placement for 200,000 units at $0.10 per unit. Each unit consists of one share of common stock and fourteen stock purchase warrants, entitling the holder to purchase one share of common stock at a purchase price of $0.35 per share. The warrants can be exercised any time after the purchase of a unit and expire on September 10, 1998. In October 1997, the Company received cash proceeds from the sale of 200,000 units totaling $20,000 and cash proceeds from the exercise of 58,000 warrants totaling $20,300. Offering costs of $5,485 related to this private placement were charged to paid-in capital as the proceeds were received. In December 1997, the Company issued 30,000 shares of common stock for $300 in cash.

     During the first quarter of 1998, the Company issued a total of 1,125,000 shares of restricted common stock for services rendered at a total value of $1,711,914, the current market price less marketability discount. 200,000 of these shares were issued to officers and 425,000 to employees of the Company. Also, during the first quarter of 1998, the Company issued 754,986 shares through the exercise of warrants for $264,245 in cash. In the second quarter of 1998, the Company issued 250,000 shares of restricted common stock for services rendered by officers of the Company at a total value of $640,625, based on the current market price less any marketability discount. The Company, in the second quarter of 1998, issued 879,300 shares through the exercise of warrants for $307,755 in cash. During the third quarter of 1998, the Company issued 200,000 shares of restricted common stock for services rendered by officers of the Company at a total value of $425,000, based on the current market price less marketability discount. Cash proceeds totaling $271,350 were received during the third quarter from the issuance of 646,714 shares through the exercise of warrants and from the issuance of 67,164 shares for cash. During the fourth quarter, the Company issued 50,000 shares of restricted common stock for services rendered by officers of the Company at a total value of $48,437, based on the current market price less marketability discount. Cash proceeds totaling $166,249 were received during the fourth quarter from the issuance of 474,998 shares through the exercise of warrants.

     During the first quarter of 1999, the Company issued a total of 1,226,000 shares of restricted common stock for services rendered at a total value of $598,438, the current market price less any applicable marketability discount. 1,050,000 of these shares were issued to officers, 175,000 to employees of the Company and 1,000 to a third party. The Company issued a total of 150,000 shares of unrestricted common stock to third parties for services rendered at a total value of $181,750. During the same quarter, $145,000 of convertible debt was converted to 427,908 shares of unrestricted common stock. The number of shares issued under the conversion was determined according to the terms of the note (Note 6), with conversion prices ranging from $0.19 per share to $0.66 per share. Also during the first quarter of 1999, the Company issued 2,500,000 shares of unrestricted common stock for $75,000 in cash. In accordance with generally accepted accounting principles, these shares have been recorded at the stock's market value on the date of obligation of $0.26 per share.

                            Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements



(8)Operating Lease Compensation expense of $575,000 has been charged to operations. The Company leases warehouse and office space located in the Fort Lauderdale area. Total rent expense for the periods ended December 31, 1998 and 1997 and March 31, 1999 and 1998 was $139,806, $7,689, $34,767 and
     $28,483, respectively.

   Future minimum lease payments under the noncancellable operating lease at December 31, 1998 are as follows:

         1999                 $  133,866
         2000                    140,560
         2001                    147,588
         2002                    154,967
         2003                    162,715
        Thereafter               710,593
                              $1,450,289

(9)Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $802,745, which expire beginning December 31, 2117.

     The amount recorded as deferred tax assets, cumulative as of December 31, 1998, is $157,940 which represents the amount of tax benefits of loss carry-forwards. The Company has established a valuation allowance for this deferred tax asset of $164,254, as the Company has no history of profitable operations.

(10) Related parties In January 1999, the Company advanced funds in the amount of $30,000 to Progressive Technology, Inc., a company under common control. These funds are considered a temporary advance and are expected to be repaid within the subsequent year. As of March 31, 1999, the unpaid amount was $30,000 and is presented in Advance to related party.

     As of January 1, 1998, the Company provides personnel services for and shares certain building expenses with Progressive Technology, Inc., a company under common control. The Company is reimbursed for the cost of providing these items and records the reimbursements as a reduction of operating expenses. Charges were $46,696, $0, $10,901 and $11,808 for the periods ended December 31, 1998 and 1997 and March 31, 1999 and 1998, respectively. Unpaid amounts at March 31, 1999 and December 31, 1998 were $57,597 and $46,696, respectively and are presented, net of allowance for doubtful accounts of $28,000, in Accounts receivable - related party. The Company has made a series of advances to Progressive Technology, Inc., a company under common control, in the form of promissory notes. The notes are payable on demand and are secured by shares of the Company's common stock owned by a majority shareholder. One note in the amount of $26,500 bears no interest. Three additional notes, totaling $62,961 bear interest of 10% annually. Unpaid principal amounts were $89,461 and $76,500 at March 31, 1999 and December 31, 1998, respectively. Accrued interest at December 31, 1998 and 1997 and March 31, 1999 and 1998 was $1,250, $0, $2,705 and
     $0, respectively. Both the principal and accrued interest amounts are presented in Note receivable - related party. As the related party entity has minimal revenues currently, the Company has established a reserve of $77,750 for those notes. During 1997, the Company paid $10,000 to Progressive Technology, Inc., a company under common control, for the design, labor and material necessary to build certain property and equipment. This purchase is presented in property and equipment at historical cost, net of accumulated depreciation. During the period ended December 31, 1998, the Company was advanced funds from Y2K Medical, Inc., a company under common control. Unpaid amounts were $4,350 at March 31, 1999 and December 31, 1998 and are presented in Accounts payable - related party. Y2K Medical, Inc. is currently inactive and awaiting a formal dissolution with the State of Florida.

     During 1997, a majority shareholder formally assigned a certain patent pending (Note 3) to the Company in exchange for a note bearing interest of 6.343% annually. The note is unsecured and is due within one year. The shareholder has the option to permit an extension of the repayment period for an additional year if the

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(10) Related parties (cont.) Company so requests. The unpaid principal amount was $43,058 at March 31, 1999 and December 31, 1998. Accrued interest at March 31, 1999 and December 31, 1998 was $5,125 and $3,949, respectively. Both principal and accrued interest amounts are presented in Note payable - related party.

(11) Going Concern The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern, as reflected by the net loss of $5,401,849 accumulated from August 7, 1997 (Inception) through March 31, 1999. The ability of the Company to continue as a going concern is dependent upon developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently negotiating with potential national distributors and seeking additional capital and financing to allow it to continue its planned operations.

(12) Subsequent events In May 1999, the Company authorized the issuance of 2,000,000 shares of restricted common stock to its President, in order to maintain his majority holding of shares of the Company. The Company expects to record $531,250 in compensation expense as a result of this transaction.

     See Note (6) regarding the subsequent issuance of shares of unrestricted common stock due to the conversion of long term debt.

     See Note (6) regarding the subsequent receipt of loan proceeds.

                Environmental Construction Products International
                        (A Development Stage Enterprise)
                      Proforma Consolidated Balance Sheets
                                   (Unaudited)
                                December 31, 1998

                                  Environmental
                                  Construction
                                                                          Products        Envirocon,     Proforma      Proforma
                                ASSETS                                  International        Inc.       Adjustments  Consolidated
                                                                      ----------------- -------------- ------------- -------------
CURRENT ASSETS
  Cash                                                                $             360 $           0                $         360
  Accounts receivable

     Trade                                                                        1,323              0                       1,323
     Related party                                                               18,696              0                      18,696
  Inventories                                                                    23,379              0                      23,379
  Advance to related party                                                            0              0                           0
  Note receivable - related party                                                     0              0                           0
                                                                      ----------------- --------------               -------------
          Total current assets                                                   43,758              0                      43,758
                                                                      ----------------- --------------               -------------

PROPERTY AND EQUIPMENT
  Furniture and equipment                                                       128,624          1,860                     130,484
  Leasehold improvements                                                         56,550              0                      56,550
  Less: accumulated depreciation                                                (19,021)          (186)                    (19,207)
                                                                      ----------------- --------------               -------------
          Total property and equipment                                          166,153          1,674                     167,827
                                                                      ----------------- --------------               -------------

OTHER ASSETS
  Deposits                                                                       13,448              0                      13,448
  Technology license                                                                  0        150,000                     150,000
  Intangible assets-patent pending                                               40,781              0                      40,781
                                                                      ----------------- --------------               -------------
          Total other assets                                                     54,229        150,000                     204,229
                                                                      ----------------- --------------               -------------
Total Assets                                                          $264,140          $151,674                     $415,814
                                                                      ================= ==============               =============

                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                    $          68,352 $2,319                       $      70,671
  Accounts payable and accrued expenses                                               0         19,286                      19,286
  Accounts payable - related party                                                4,350        109,447                     113,797
  Salaries payable                                                                4,816              0                       4,816
  Payroll taxes payable                                                          14,834              0                      14,834
  Note payable - related party                                                   47,007         61,000                     108,007
                                                                      ----------------- --------------               -------------
          Total current liabilities                                             139,359        192,052                     331,411
                                                                      ----------------- --------------               -------------

LONG-TERM LIABILITIES
  Notes payable                                                                       0        150,358                     150,358
                                                                      ----------------- --------------               -------------
          Total long-term liabilities                                                 0        150,358                     150,358
                                                                      ----------------- --------------               -------------
Total Liabilities                                                               139,359        342,410                     481,769
                                                                      ----------------- --------------               -------------

STOCKHOLDERS' EQUITY
  Preferred  stock,  no  par  value,   authorized   10,000,000;   0  issued  and
     outstanding; $.001 par value, authorized 1,000,000, 0 issued and
    outstanding                                                                       0              0                           0
  Common stock, $0.001 par value, authorized 50,000,000and
  100,000,000 shares, respectively; with 10,977,636 and 13,783,662 issued and outstanding, respectively; $.001 par value, authorized
    10,000,000 shares, with 2,519,000 issued and outstanding                     13,784          2,519        30,324        46,627
  Additional paid-in capital                                                  3,867,255        126,019       (30,324)    3,962,950
  Deficit accumulated during the development stage                           (3,756,258)      (319,274)                 (4,075,532)
                                                                      ----------------- --------------
          Total stockholders' equity                                            124,781       (190,736)                    (65,955)
                                                                      ----------------- --------------               -------------

Total Liabilities and  Stockholders' Equity                           $264,140          $151,674                     $415,814
                                                                      ================= ==============               =============

                                      F-12
     The accompanying notes are an integral part of the financial statements

                Environmental Construction Products International
                        (A Development Stage Enterprise)
                 Proforma Consolidated Statements of Operations
                                   (Unaudited)
                      For the year ended December 31, 1998

                                                             Environmental
                                                              Construction
                                                                Products        Envirocon,      Proforma        Proforma
                                                             International         Inc.        Adjustments    Consolidated
                                                           ------------------ -------------- --------------- --------------
Revenues
    Product sales                                          $           15,830 $            0                 $       15,830
    Distributor fees                                       $            6,980              0                 $        6,980
                                                           ------------------ --------------                 --------------
Total revenues                                                         22,810              0                         22,810
                                                           ------------------ --------------                 --------------

Costs and expenses
  Compensation:
      Officers                                                      1,698,850              0                      1,698,850
      Other                                                         1,179,807         14,513                      1,194,320
      Related party                                                     6,240              0                          6,240
      Consultants                                                           0        111,080                        111,080
  Depreciation and amortization                                        28,859            186                         29,045
  General and administrative                                          717,069         53,886                        770,955
  Bad debt expense                                                    105,750        112,068                        217,818
  Other                                                                     0         21,966                         21,966
                                                           ------------------ --------------                 --------------

Total costs and expenses                                            3,736,575        313,699                      4,050,274
                                                           ------------------ --------------                 --------------

Loss from operations                                               (3,713,765)      (313,699)                    (4,027,464)
                                                           ------------------ --------------                 --------------

Other income (expense)
      Interest income                                                   1,250            410                          1,660
      Interest expense                                                 (2,804)        (5,985)                        (8,069)
                                                           ------------------ --------------                 --------------

Net loss                                                   $       (3,715,319)$     (319,274)                $   (4,033,873)
                                                           ================== ==============                 ==============
Net loss per weighted average share, basic                 $             (.30)$         (.13)                $        (0.08)

                                                           ================== ==============                 ==============
Weighted average number of shares, basic*                          12,560,147      2,519,000                     50,509,945
                                                           ================== ==============                 ==============


*Restated to reflect one for five reverse split.

     The accompanying notes are an integral part of the financial statements

                Environmental Construction Products International
               Notes to Proforma Consolidated Financial Statements
                                   (Unaudited)


(1) Proforma Changes

   a) Significant Acquisitions On August 13, 1999, the Company acquired 100% of the issued and outstanding common shares of Envirocon Corp., a Nevada corporation headquartered in Denver, Colorado. The Company issued 32,842,909 shares of its common stock to effect this transaction. This acquisition has been accounted for as a pooling of interests.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Envirocon Corp.
Denver, CO

We have audited the accompanying balance sheets of Envirocon Corp. (a development-stage company) as of December 31, 1998 and June 30, 1999, and the related statements of operations, stockholders' (deficit) and cash flows for the period from March 13, 1998 (date of inception) through June 30, 1998, for the period from March 13, 1998 (date of inception) through December 31, 1998, year ended June 30, 1999 and from March 13, 1998 (date of inception) through June 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of Envirocon Corp. (a development-stage company) as of December 31, 1998 and June 30, 1999, and the results of its operations, changes in its stockholders' (deficit) and its cash flows for the period from March 13, 1998 (date of inception) through June 30,1998, for the period from March 13, 1998 (date of inception) through December 31, 1998, year ended June 30, 1999 and from March 13, 1998 (date of inception) through June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a net capital deficiency and has no ongoing revenue producing business operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.


                               Schumacher & Associates, Inc.
                               Certified Public Accountants
                               12835 E. Arapahoe Road
                               Tower II, Suite 110
                               Englewood, CO 80112
November 22, 1999

                                 ENVIROCON CORP.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                     ASSETS

                                                               December 31,       June 30,
                                                                   1998             1999
                                                               -----------      ------------
Current Assets:
 Note receivable, net of allowance for
  uncollectible balance of $10,000                                      -                -
                                                               ----------       ----------
           Total Current Assets                                         -                -

Furniture and equipment, net of
 depreciation of $186 at
 December 31, 1998 and $372 at
 June 30, 1999                                                      1,674            1,488
Technology license (Note 1)                                       150,000          150,000
Other assets                                                            -            1,025
                                                               ----------       ----------

TOTAL ASSETS                                                   $  151,674       $  152,513
                                                               ==========       ==========

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current Liabilities:
 Outstanding checks in excess of
 amounts reported by bank                                      $    2,319       $     849
  Accounts payable and accrued expenses                            19,286          53,045
  Advances payable (Note 3)                                       109,447          92,600
  Contract payable (Note 1)                                        61,000          61,000
  Notes payable (Note 3)                                          150,358         285,359
                                                               ----------       ----------
           Total Current Liabilities                              342,410         492,853
                                                               ----------       ----------
TOTAL LIABILITIES                                                 342,410         492,853
                                                               ----------       ----------

Commitments and contingencies
 (Notes 1,2,3 and 6)                                                                    -

Stockholders' (Deficit):
  Preferred stock, $.001 par value
   1,000,000 shares authorized,
   none issued and outstanding                                                          -
  Common stock, $.001 par value
   10,000,000  shares  authorized,
     2,519,000 issued and outstanding at December
   31, 1998 and 3,675,000 issued
   and outstanding at June 30, 1999                                 2,519           3,675
  Additional Paid In Capital                                      126,019         434,733
  Accumulated (Deficit)                                          (319,274)       (778,748)
                                                               ----------       ----------
TOTAL STOCKHOLDERS' (DEFICIT)                                    (190,736)       (340,340)
                                                               ----------       ----------

TOTAL LIABILITIES AND STOCKHOLDERS'
 (DEFICIT)                                                     $  151,674       $  152,513
                                                               ==========       ==========

                                      F-16
                   The accompanying notes are an integral part
                          of the financial statements.

                                 ENVIROCON CORP.
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

                                           For the             For the                           For the
                                           Period from         period from                       Period from
                                           March 13,           March 13,                         March 13,
                                           1998 (date of       1998 (date of                     1998 (date of
                                           inception)          inception)       For the          inception)
                                           through             through          Year Ended       through
                                           June 30,            December 31,     June 30,         June 30,
                                           1998                1998             1999             1999
                                           -----------         -----------      -----------      -----------
Revenue                                    $       -           $       -        $       -        $        -
                                           -----------         -----------      -----------      -----------

Expenses:
 Legal and professional fees                   19,500              111,080         181,369          200,869
 Rent                                              -                10,473          17,007           17,007
 Travel                                            81               43,413          74,982           75,063
 Stock issued for services                      2,013               14,513         288,750          290,763
 Depreciation                                      -                   186             372              372
 Bad Debt                                       12,500             112,068         109,568          122,068
 Other                                           2,349              21,966          36,416           38,765
                                           -----------          -----------     -----------     -----------
Total Expenses                                  36,443             313,699         708,464          744,907

Operating (Loss)                               (36,443)           (313,699)       (708,464)        (744,907)
                                           -----------         -----------      -----------     -----------

Other Income and Expenses
 Interest income                                    -                  410             410             410
 Interest expense                                   -               (5,985)        (34,251)         (34,251)
                                           ------------         -----------     -----------     -----------

Net (Loss)                                 $   (36,443)        $  (319,274)     $  (742,305)    $  (778,748)
                                           ============         ===========     ===========     ===========

Per Share                                  $      (.02)        $      (.13)     $      (.21)    $      (.23)
                                           ============         ===========     ===========     ===========

Weighted Average Shares
 Outstanding                                 2,063,000           2,519,000        3,455,000      3,455,000
                                           ============         ===========     ===========     ===========




                                      F-17

                     The accompanying notes are an integral
                       part of the financial statements.

                                 ENVIROCON CORP.
                          (A Development Stage Company)

                 STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT)

  For the Period from March 13, 1998 (date of inception) through June 30, 1999


                                                                                         Additional
                                 Preferred        Stock     Common          Stock        Paid-in       Accumulated
                                 No./Shares      Amount     No./Shares      Amount       Capital         (Deficit)         Total
                                 ----------      ------     ----------      --------     --------       -----------        ------
Balance at March 13, 1998              -        $    -            -         $     -      $      -       $        -         $      -

Common stock issued for
services at $.001 per share
                                       -             -      2,013,000         2,013             -                -            2,013
Common stock issued for
cash at $.25 per share                 -             -         50,000            50        12,450                -           12,500
Net loss-three months
ended June 30, 1998                    -             -              -             -                -       (36,443)         (36,443)
Balance at June 30, 1998               -             -      2,063,000         2,063        12,450          (36,443)         (21,930)
Common stock issued for
cash at $.25 per share                 -             -        446,000           446       111,054                -          111,500
Common stock issued for
services at $.25 per share
                                       -             -      1,166,000         1,166       287,584                -          288,750
Contributed capital                    -             -              -             -        16,175                -           16,175
Option discount as part of
loan consideration                     -             -              -             -         7,470                -            7,470
Net loss year ended June
30, 1999                               -             -              -             -             -         (742,305)
                                                                                          --------
                                                                                                                           (742,305)
Balance at June 30, 1999               -        $    -      3,675,000        $3,675      $434,733      $  (778,748)       $(340,340)
                                                                                                                           ========

                                      F-18
                     The accompanying notes are an integral
                       part of the financial statements.

                                 ENVIROCON CORP.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                           For the             For the                           For the
                                           Period from         period from                       Period from
                                           March 13,           March 13,                         March 13,
                                           1998 (date of       1998 (date of                     1998 (date of
                                           inception)          inception)       For the          inception)
                                           through             through          Year Ended       through
                                           June 30,            December 31,     June 30,         June 30,
                                           1998                1998             1999             1999
                                           -----------         -----------      -----------      -----------
Operating Activities:
 Net (Loss)                                $   (36,443)        $  (319,274)      (742,305)        (778,748)
  Adjustments to reconcile
   net cash provided by
     operating activities:
     Depreciation                                    -                 186            372              372
       Stock issued for services                 2,013              14,513        288,750          290,763
     Increase in accounts payable
        and accrued expenses                         -              19,286         53,045           53,045
       Other                                    (1,025)              2,319         17,470           16,445
                                            -----------          -----------    -----------      -----------
 Net Cash (Used in) Operating
 Activities                                    (35,455)            (282,970)      (382,668)        (418,123)
                                            -----------          -----------    -----------      -----------

Cash Flows from Investing
 Activities:
   (Increase) in note receivable                     -                    -        (10,000)         (10,000)
   (Investment) in equipment                         -               (1,860)        (1,860)          (1,860)
   (Investment) in technology
    license                                    (88,863)            (150,000)      (61,137)        (150,000)
                                            -----------          -----------    ----------       ----------
 Net Cash (Used in) Investing
 Activities                                    (88,863)            (151,860)       (72,997)        (161,860)
                                            -----------          -----------    -----------       ----------

Cash Flows from Financing
 Activities:
   Increase in contract payable                 61,000               61,000              -           61,000
     Increase in notes payable                  55,510              150,358        229,849          285,359
   Increase in advances payable                      -              109,447         92,600           92,600
     Increase in additional
      paid-in capital                           13,450              113,569        126,229          139,679
     Issuance of common stock                       50                  456            446              496
                                            -----------          -----------    -----------       ----------
Net Cash Provided by
 Financing Activities                          130,010              434,830        449,124          579,134
                                            -----------          -----------    -----------       ----------

Increase (decrease) in Cash                      5,692                    -         (6,541)            (849)

Cash, Beginning of Period                            -                    -          5,692
                                            -----------          -----------     ----------       ----------

Cash, End of Period                        $     5,692          $         -     $     (849)      $     (849)
                                            ===========          ===========     ==========       ----------

Interest Paid                              $         -          $         -     $        -       $
                                            ===========          ===========     ==========       ==========

Income Taxes Paid                          $         -          $         -     $        -       $
                                            ===========          ===========     ==========       ==========


                                      F-19
                          The accompanying notes are an
                   integral part of the financial statements.

                                 ENVIROCON CORP.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 1999

(1)  Summary of Accounting Policies

     This  summary  of  significant   accounting  policies  of  Envirocon  Corp.
(Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     2.      Description of Business

The Company was organized on March 13, 1998 for the purpose of engaging in any lawful business but it is management's plan to seek a business combination. The Company is a development-stage company since planned principal operations have not commenced. The Company has selected June 30 as its year end.

     (b)     Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     (c)     Going Concern

The Company has a net capital deficiency and has no ongoing revenue producing business operation. These factors raise substantial doubt about its ability to continue as a going concern. If the Company does not establish revenue producing business operations or obtain additional financing, the Company may be unable to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.
Management is attempting to raise additional capital.

     (d)     License

Costs incurred to purchase a technology license totaling $150,000 will be amortized over the useful life of the license. The license is for the production of equipment that make panels for construction. Ownership of the license will be transferred after the Company has obtained equity capital in an amount not less than $1,000,000 and the balance due of $61,000 is paid. In the event that equity capital in the amount of $1,000,000 is not received by the Company, the Company is entitled to a refund of the $89,000 already paid for the license. A contingency exists with respect to this matter. If the Company is unable to obtain the $1,000,000 of equity capital, title to the technology will not transfer to the Company. Even though the Company is then entitled to a refund of the $89,000, the Company may not be able to collect the refund which could result in a $89,000 loss. The ultimate loss, if any, related to this matter cannot presently be determined. If the Company does obtain title to the technology, recovery of the cost is contingent upon future production and profitability of the product. A contingency also exists with respect to this matter, the ultimate resolution of which cannot presently be determined.

                                 ENVIROCON CORP.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 1999

     (e)     Income Taxes

As of June 30, 1999, the Company has approximately $778,748 of net operating loss carryovers expiring in year 2019; available to offset future taxable income, if any. A change in ownership of more than 50% of the Company may result in the inability of the Company to utilize some or all of the carryovers. As of June 30, 1999, the Company had deferred tax assets of approximately $116,812 related to the net operating loss carryovers. A valuation allowance has been provided for the total amount since the amounts, if any, of future revenues necessary to be able to utilize the carryovers are uncertain.

(2)  Common Stock Issued

During the period ended June 30, 1998, the Company issued 2,013,000 shares of restricted common stock for services at $.001 per share. The Company also issued 50,000 shares of common stock at $.25 per share for cash.

During the year ended June 30, 1999, the Company issued 1,166,000 shares of common stock for services at $.25 per share. The Company also issued 446,000 shares of common stock at $.25 per share for cash. In addition, $16,175 was received as additional paid-in capital.

(3)  Notes Payable

As of June 30, 1999 the Company had outstanding $285,359 of uncollateralized notes payable. Interest rates range from 8.5% to 10% and interest is due at maturity of the notes. These notes payable are delinquent because they were not paid when due. Two of these notes payable were signed prior to receiving funds. One note holder has claimed that the balance payable on a note is $35,000 more than shown on the records of the Company. While the note document also indicates that the balance is $35,000 more, the Company contends that the additional $35,000 note proceeds were never received. (See Note 4). Included as liabilities of the Company are advances totaling $92,600 and $109,447 at June 30, 1999 and December 31, 1998, respectively, not substantiated by written note documentation.

(4)  Stock Options and Note Conversion Options

As of June 30, 1999, the Company had granted options to acquire 70,000 shares of the Company's stock at $.25 per share and options to acquire 30,000 shares of the Company's common stock at $.01 per share. The Company has also granted rights to convert $90,000 of notes payable to common stock at $.25 per share. The 30,000 options at $.01 have been shown as interest expense of $7,470 due to the discount in the exercise price. All of the above options and conversion privileges were granted as part of the issuance of the notes payable.

(5)  Note Receivable

The Company loaned $10,000 to an individual. The loan is uncollateralized and due on September 1, 1999. An allowance for the total $10,000 has been provided in the financial statements.

(6)  Pending Litigation

The Company is being sued on a wage claim, a breach of contract claim and a breach of contract/detrimental reliance claim. The case is pending in Denver District Court. The Company intends to vigorously defend this litigation. The

 Company has engaged in initial discovery that has not yet been answered by the plaintiff. Contingencies exist with respect to this matter, the ultimate resolution of which cannot presently be determined. The financial statements do not provide any provisions for losses related to this matter.

(7)  Subsequent Event

On August 13, 1999, the Company entered into an agreement whereby 100% of the outstanding common stock of the Company was acquired by an entity. The shareholders of the Company then acquired 32,842,908 shares of the entity, representing approximately 60% of the entity post reorganization. Upon closing, the Company became a subsidiary of the acquiring entity.

                Environmental Construction Products International
                          f/k/a Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                           Consolidated Balance Sheets

                                                               September 30, 1999  December 31, 1998
                                                               ------------------  -----------------
                                                                    (unaudited)
                                      ASSETS
CURRENT ASSETS
   Cash                                                        $           4,596   $             360
   Accounts receivable
      Trade                                                                    0               1,323
      Related party                                                            0              18,696
   Inventories                                                            13,566              23,379
   Advance to related party                                                5,000                   0
   Note receivable-related party
     (net of allowance of $105,750 and $0, respectively)                 109,788                   0
                                                               ------------------   -----------------
      Total current assets                                               132,950               43,758
                                                               ------------------   -----------------

PROPERTY AND EQUIPMENT
   Equipment                                                             124,606              128,624
   Leasehold improvements                                                 56,550               56,550
   Less: Accumulated depreciation                                        (38,164)             (19,021)
                                                               ------------------   ------------------
       Total property and equipment                                      142,992              166,153
                                                               ------------------   ------------------

OTHER ASSETS
   Deposits                                                               14,473               13,448
   Intangible asset-patent pending                                       183,134               40,781

                                                              -------------------   -------------------
      Total other assets                                                 197,607               54,229
                                                              -------------------   -------------------
Total Assets                                                  $          473,549    $          264,140
                                                              ===================   ===================

                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                           $          110,062    $           68,352
   Accounts payable-related party                                          4,350                 4,350
   Salaries payable                                                            0                 4,816
   Payroll taxes payable                                                  92,574                14,834
   Note payable-related party                                            267,676                47,007
                                                              -------------------    ------------------
     Total current liabilities                                           474,662               139,359
                                                              -------------------    ------------------

LONG-TERM LIABILITIES
   Notes payable                                                         670,887                     0
                                                              -------------------    ------------------
     Total long-term liabilities                                         670,887                     0
                                                              -------------------    ------------------
Total Liabilities                                                      1,145,549               139,359
                                                              -------------------    ------------------
STOCKHOLDERS' EQUITY
   Preferred stock, no par value,
     authorized 10,000,000; 0 issued and outstanding                           0                     0
   Common stock, $0.001 par value,
     authorized 50,000,000 and 100,000,000 shares,
     respectively; with 10,977,636 and 13,783,662 issued and
      outstanding, respectively                                           10,978                13,784
   Additional paid-in capital                                          7,062,448             3,867,255
   Deficit accumulated during the development stage                   (7,745,426)           (3,756,258)
                                                              -------------------    ------------------
     Total stockholders' equity                                         (672,000)              124,781
                                                              -------------------    ------------------
Total Liabilities and Stockholders' Equity                    $          473,549    $          264,140
                                                              ===================    ==================

     The accompanying notes are an integral part of the financial statements
                                       F-23


                Environmental Construction Products International
                          f/k/a Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                      Consolidated Statements of Operations
                                   (unaudited)

                                                                                                       Cumulative
                                                                                                     since Inception
                                                              For the NineMonths Ended                   through
                                                      September 30, 1999    September 30, 1998     September 30, 1999
                                                    --------------------- ----------------------- ---------------------
Revenues
   Product sales                                    $              26,788 $                14,312 $              42,618
   Distributor fees                                                     0                       0                 6,980
                                                    --------------------- ----------------------- ---------------------

Total revenues                                                     26,788                  14,312                49,598
                                                    --------------------- ----------------------- ---------------------

Costs and expenses
   Compensation :
        Officers                                                1,101,890               1,962,930             2,815,253
        Other                                                     340,182               1,220,411             1,519,989
        Related party                                             255,250                       0               274,990
        Consultants                                             1,273,891                       0             1,273,891
   Depreciation and amortization                                   26,615                  18,715                56,017
   General and Administrative                                     576,450                 519,245             1,506,387
   Bad debt expense                                                10,000                       0               227,817
                                                    --------------------- ----------------------- ---------------------
Total expense                                                   3,584,278               3,721,301             7,674,344
                                                    --------------------- ----------------------- ---------------------
Loss from operations                                           (3,557,490)             (3,706,989)           (7,624,746)

Other income (expense)
   Interest income                                                  3,030                      17                 4,690
   Interest expense                                              (115,435)                 (1,354)             (125,370)
                                                    --------------------- ----------------------- ---------------------

Net loss                                            $          (3,669,895)$            (3,708,326)$          (7,745,426)
                                                    ===================== ======================= =====================
Net loss per weighted average share, basic          $               (0.35)$                 (1.52)$               (0.77)
                                                    ===================== ======================= =====================
Weighted average number of shares, basic*                      10,346,692               2,440,469            10,101,989
                                                    ===================== ======================= =====================


     The accompanying notes are an integral part of the financial statements
                                       F-24

                Environmental Construction Products International
                          f/k/a Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
           Consolidated Statements of Changes in Stockholders' Equity



                                                                                             Deficit
                                                                                             Accumulated
                                                                  Additional      Bene.      During the        Total
                                        Number of     Common      Paid-in         Conv.      Development       Stockholders'
                                        Shares        Stock       Capital         Feature    Stage             Equity
                                       ------------ ----------- -------------- ---------- ----------------  -----------------
BEGINNING BALANCE, December
31, 1997                               $  9,335,500 $     9,336 $       36,127 $       0  $       (40,939)  $         4,524
First quarter - cash ($0.35/sh)             754,986         755        263,490         0                0           264,245
First quarter - services ($0.11/sh)         500,000         500         54,188         0                0            54,688
First quarter - services ($2.49/sh)*        200,000         200        498,238         0                0           498,438
First quarter - services ($2.73/sh)**       425,000         425      1,158,363         0                0         1,158,788
Second quarter - cash ($0.35/sh)            879,300         879        306,876         0                0           307,755
Second quarter - services ($2.56/sh)*       250,000         250        640,375         0                0           640,625
Third quarter - cash ($0.35/sh)             646,714         647        225,703         0                0           226,350
Third quarter - cash ($0.67/sh)              67,164          67         44,933         0                0            45,000
Third quarter - services ($2.13/sh)*        200,000         200        424,800         0                0           425,000
Fourth quarter - cash ($0.35/sh)            474,998         475        165,774         0                0           166,249
Fourth quarter - services ($0.97/sh)*        50,000          50         48,388         0                0            48,438

Net loss                                          0           0              0         0       (3,715,319)       (3,715,319)
                                       ------------ ----------- -------------- --------- ----------------   -----------------

BALANCE, December 31, 1998             $ 13,783,662 $    10,091 $    3,867,255         0 $     (3,756,258)  $       124,781
                                       ------------ ----------- -------------- --------- ----------------   -----------------

Beneficial conversion feature creation            0           0              0    84,667                0            84,667
First quarter - cash/services($0.26/sh)   2,500,000       2,500        647,500         0                0           650,000
First quarter - services                    301,000         301        436,340         0                0           436,641
First quarter - services ($1.58/sh)**       100,000         100        157,712         0                0           157,813
First quarter - services ($.26/sh)**        175,000         175         45,325         0                0            45,500
First quarter - services ($.41/sh)*         950,000         950        392,409         0                0           393,359
First quarter - debt conversion             427,908         428        144,572         0                0           145,000
First quarter - debt conversion                   0           0         48,334         0                0                 0
Second quarter - cash ($0.13/sh)            400,000         400         49,600         0                0            50,000
Second quarter - services                   800,000         800        163,200         0                0           164,000
Second quarter - services ($0.25/sh)*     2,000,000       2,000        498,000         0                0           500,000
Second quarter - debt conversion            607,703         608        108,392         0                0           109,000
Second quarter - debt conversion                  0           0         36,333         0                0                 0
Third quarter - acquisition              32,842,909      32,843        423,565         0                0           137,135
Third quarter - reverse split           (43,910,546)    (43,911)        43,911         0                0                 0

Net loss                                          0           0              0         0       (3,169,895)       (3,669,895)
                                       ------------ ----------- -------------- --------- ----------------   -----------------
ENDING BALANCE,
September 30, 1999 (unaudited)         $ 10,977,636 $    10,978 $    7,062,448  $      0 $     (7,745,426)  $      (671,999)
                                       ============ =========== ============== ========= ================   =================

     The accompanying notes are an integral part of the financial statements
                                       F-25


                Environmental Construction Products International
                          f/k/a Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                            Statements of Cash Flows
                                   (unaudited)

                                                                                                                   Cumlitive
                                                                                                                     since
                                                                                  For the Nine Months Ended        Inception
                                                                               September 30,    September 30,    September 30,
                                                                                   1999              1998             1999
                                                                             ----------------- ---------------- ----------------
CASH FLOWS FROM DEVELOPMENT ACTIVITIES:
  Net loss                                                                   $  (3,669,895)    $ (3,708,326)    $ (7,745,426)
  Adjustments to reconcile net loss to net cash used by
     development activities
   Amortization - beneficial conversion feature                                     84,667                0           84,667
   Amortization - other                                                              7,647            7,646           17,842
   Depreciation                                                                     18,968           11,069           38,175
   Stock issued in lieu of cash - third parties                                  1,995,891           54,688        2,050,578
   Stock issued in lieu of cash - officers and employees                         1,215,172        2,722,851        4,001,905
   Bad debt                                                                         10,000                0          227,817
  Changes in assets and liabilities
   (Increase) decrease in accounts receivable - trade                                1,323                0                0
   (Increase) decrease in accounts receivable-related party                         18,696          (29,247)         (28,000)
   (Increase) decrease in inventory                                                  9,813          (15,185)         (13,566)
   (Increase) decrease in accrued interest on note receivable - related party            0                0           (1,250)
   (Increase) decrease in deposits                                                  (1,025)         (20,520)         (14,473)
   Increase (decrease) in accounts payable                                         (29,971)          10,308           59,986
   Increase (decrease) in accounts payable-related party                                 0          (20,000)           4,350
   Increase (decrease) in salaries payable                                               0          332,174            4,816
   Increase (decrease) in payroll taxes payable                                     64,949           25,109           79,783
   Increase (decrease) in accrued interest on note payable - related party               0            1,354            3,949
                                                                             ----------------- ---------------- ----------------
  Net cash used by development activities                                         (273,765)        (628,079)      (1,228,847)
                                                                             ----------------- ---------------- ----------------
CASH FLOW FROM INVESTING ACTIVITIES:
  Issuance of note receivable - related party                                     (215,538)         (66,500)        (292,038)
  Purchase of property and equipment                                                     0         (150,766)        (177,034)
  Purchase of property and equipment - related party                                     0                0          (10,000)
                                                                             ----------------- ---------------- ----------------

(479,072)h used by investing activities                                           (215,538)        (217,266)        (479,072)
                                                                             ----------------- ---------------- ----------------

CASH FLOW FROM FINANCING ACTIVITIES:
       Loans from related parties                                                  189,539                0          298,986
       Proceeds from issuance of convertible debt                                  254,000                0          254,000
       Proceeds from issuance of common stock, net                                  50,000          843,350        1,159,529
                                                                             ----------------- ---------------- ----------------

  Net cash provided by financing activities                                        493,539          843,350        1,712,515
                                                                             ----------------- ---------------- ----------------

  Net increase (decrease)  in cash                                                   4,236           (1,995)           4,596

CASH, beginning of period                                                              360            7,791                0
                                                                             ----------------- ---------------- ----------------

CASH, end of period                                                          $       4,596     $      5,796     $      4,596
                                                                             ================= ================ ================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
       Acquisition of patent from shareholder                                $           0     $          0     $     50,976
                                                                             ================= ================ ================
       Issuance of common stock for patent                                   $           0     $          0     $      7,918
                                                                             ================= ================ ================
       Due to shareholder for patent                                         $           0     $          0     $     43,058
                                                                             ================= ================ ================
       Conversion of convertible debt                                        $     254,000     $          0     $    254,000
                                                                             ================= ================ ================
       Debt issued to acquire technology                                     $           0     $    150,000     $    150,000
                                                                             ================= ================ ================

     The accompanying notes are an integral part of the financial statements
                                       F-26

                Environmental Construction Products International
                          f/k/a Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements

(Information with respect to periods ended September 30, 1999 and 1998 is unaudited)

(1) Summary of Significant Accounting Principles
      TheCompany Ginsite Materials, Inc., is a Florida chartered development stage corporation which conducts business from its headquarters in Fort Lauderdale, Florida. The Company was incorporated on August 7, 1997.

         The Company is principally involved in the manufacturing, marketing and sales of the Ginsite formulation, a material that enhances or replaces wood, concrete and similar construction materials. Current activities include raising additional equity and negotiating with potential national distributors. The Company is in the development stage and has just begun to acquire the necessary operating assets to carry on its proposed business. While the Company is negotiating with potential customer distribution channels, there is no assurance that any benefit will result from such activities. The Company will not receive significant operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

         The financial statements for the nine months ended September 30, 1999 and 1998 include all adjustments which, in the opinion of management, are necessary for fair presentation. The following summarize the more significant accounting and reporting policies and practices of the
         Company:

               a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as of the date of the statements of financial condition, and revenues and expenses for the period then ended. Actual results may differ significantly from those estimates.

               b)  Start-up  costs  Costs  of  start-up  activities,   including
               organization costs, are expensed as incurred.

               c) Net loss per share Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

               d) Compensation for services rendered for stock The Company issues shares of common stock in exchange for services rendered and in payment of shareholder loans. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

               e) Inventories Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for substantially all inventory.

               f) Basis of presentation The consolidated financial statements include the accounts of Envirocon Corp., its wholly owned subsidiary. Intercompany accounts and transactions have been eliminated in the consolidation.

               g) Intangible asset - patent pending Patents are recorded at historical cost and amortized, beginning the date the patents are placed in service over their estimated useful lives, using the straight-line method.

               h) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred.

                Environmental Construction Products International
                          f/k/a Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements

(2) Significant Acquisitions On August 13, 1999, the Company acquired 100% of the issued and outstanding common shares of Environcon Corp., a Nevada corporation headquartered in Denver, Colorado. The Company issued 32,842,909 shares of its common stock to effect this transaction. This acquisition has been accounted for as a pooling of interests.

(3) Intangible Asset - Patent Pending On August 7, 1997, a majority shareholder formally assigned to the Company a certain patent pending with the United States Patent and Trademark Office of the Department of Commerce. The patent was recorded at its historical cost of $50,976, which represents the accumulated expenditures of the majority shareholder to refine the patent process. The patent is being amortized over a period of five years, its estimated useful life, which began in 1998, the year the patent process was placed in service. Amortization expense for the periods ended September 30, 1999 and 1998 was $7,647 and $7,646, respectively.

(4) Property and Equipment Depreciation expense for the periods ended September 30, 1999 and 1998 was $18,968 and $11,069, respectively.

(5) Long Term Debt In February 1999, the Company issued a 9% convertible note due on February 1, 2001 for $254,000 cash. The note is convertible into shares of the Company's common stock at a conversion price equal to the lesser of 100% of the lowest of the closing bid prices for the common stock for the five trading days prior to the date of the note, or 75% of the lowest of the closing bid prices for the common stock for the five trading days immediately prior to the conversion date. As of September 30, 1999, the debt was converted into 1,035,611 shares of common stock at prices ranging from $0.17 to $0.66 per share.

         The Company recognized a beneficial conversion feature discount, in accordance with EITF Topic D-60 amounting to $84,665. The discount was immediately amortized as the notes were immediately convertible. The amount of reclassification from beneficial conversion feature to additional paid-in capital due to conversion of the related debt for the period ended September 30, 1999 was $84,665.

         In March 1999, the Company was offered debt financing in the form of non-interest bearing loans for up to $581,000, to be loaned on an as needed basis throughout the remainder of 1999. There is no formal written agreement regarding the repayment of these loans.

(6) Stockholders' Equity The shareholders, in January 1999, consented to increase the number of authorized common shares, $0.001 par value, from 17,250,000 to 50,000,000 shares and to 100,000,000 shares in September
         1999. Concurrently, 10,000,000 shares of preferred stock with no determined par value were authorized. In September 1999, the Company completed a one for five reverse split of the issued and outstanding common shares. The Company had 10,977,636 and 13,783,662 shares of common stock issued and outstanding at September 30, 1999 and December 31, 1998, respectively. There were no shares of preferred stock issued as of September 30, 1999.

         During the first quarter of 1999, the Company issued a total of 1,226,000 shares of restricted common stock for services rendered at a total value of $598,438, the current market price less any applicable marketability discount. 1,050,000 of these shares were issued to officers, 175,000 to employees of the Company and 1,000 to a third party. The Company issued a total of 150,000 shares of unrestricted common stock to third parties for services rendered at a total value of $181,750.

         Also during the first quarter of 1999, the Company issued 2,500,000 shares of unrestricted common stock for $75,000 in cash. In accordance with generally accepted accounting principles, these shares have been recorded at the market value on the date of obligation of $0.26 per share. Compensation expense of $575,000 has been charged to operations.

         During the second quarter of 1999, the Company issued a total of 2,800,000 shares of restricted common stock for services rendered at a total value of $664,000, the current market price less any applicable marketability discount. These shares were all issued to officers of the Company. During the second quarter, 400,000 shares were issued for $50,000 in cash.

                Environmental Construction Products International
                          f/k/a Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(6) Stockholders' Equity (Continued) In August 1999, the Company issued 32,842,909 shares of restricted common stock, in exchange for 100% of the issued and outstanding common stock of Environcon Corp.

         During the nine months, $254,000 of convertible debt was converted to 1,035,611 shares of unrestricted common stock. The number of shares issued under the conversion was determined according to the terms of the note (Note 5), with conversion prices ranging from $0.17 per share to $0.66 per share.

(7) Operating Lease The Company leases warehouse and office space located in the Fort Lauderdale area. Total rent expense for the period ended September 30, 1999 and 1998 was $124,120 and $104,855, respectively.

         Future minimum lease payments under the noncancellable operating lease at December 31, 1998 are as follows:

                1999                   $  133,866
                2000                      140,560
                2001                      147,588
                2002                      154,967
                2003                      162,715
                Thereafter                710,593
                                       ----------
                                       $1,450,289
                                       ==========

(8) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $802,745, which expire beginning December 31, 2117.

         The amount recorded as deferred tax assets, cumulative as of December 31, 1998, is $157,940 which represents the amount of tax benefits of loss carry-forwards. The Company has established a valuation allowance for this deferred tax asset of $164,254, as the Company has no history of profitable operations.

(9) Related parties In January 1999, the Company advanced funds in the amount of $30,000 to Progressive Technology, Inc., a company under common control. These funds are considered a temporary advance and are expected to be repaid within the subsequent year. As of September 30, 1999, the unpaid amount was $30,000 and is presented in Note receivable
         - related party.

         As of January 1, 1998, the Company provides personnel services for and shares certain building expenses with Progressive Technology, Inc., a company under common control. The Company is reimbursed for the cost of providing these items and records the reimbursements as a reduction of operating expenses. Unpaid amount at September 30, 1999 is $215,538 and is presented net of allowance for doubtful accounts of $105,750 in Notes receivable - related party.

         During 1997, the Company paid $10,000 to Progressive Technology, Inc., a company under common control, for the design, labor and material necessary to build certain property and equipment. This purchase is presented in property and equipment at historical cost, net of accumulated depreciation. During the period ended December 31, 1998, the Company was advanced funds from Y2K Medical, Inc., a company under common control. Unpaid amounts were $4,350 at March 31, 1999 and December 31, 1998 and are presented in Accounts payable - related party. Y2K Medical, Inc. is currently inactive and awaiting a formal dissolution with the State of Florida.

         During 1997, a majority shareholder formally assigned a certain patent pending (Note 3) to the Company in exchange for a note bearing interest of 6.343% annually. The note is unsecured and is due within one year. The shareholder has the option to permit an extension of the repayment period for an additional year if the Company so requests. The unpaid principal amount was $43,058 at March 31, 1999 and December 31, 1998. Accrued interest at September 30, 1999 was $5,125.

                Environmental Construction Products International
                          f/k/a Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(10) Going Concern The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern, as reflected by the net loss of $7,745,426 accumulated from August 7, 1997 (Inception) through March 31, 1999. The ability of the Company to continue as a going concern is dependent upon developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently negotiating with potential national distributors and seeking additional capital and financing to allow it to continue its planned operations.

                                    PART III

Item 1.   Index to  Exhibits

3.(i).1   Articles of Incorporation of Ginsite Materials, Inc. filed August 7, 1997 (1)

3.(i).2   Articles of Amendment to the Articles of Incorporation of Ginsite Materials, Inc.
          filed April 16, 1999 (1)

3.(ii)    Bylaws of Ginsite Materials, Inc. (1)

3.(i).3   Restated  Articles of Incorporation of Ginsite Materials, Inc. filed September 9, 1999, superseding the original Articles of Incorporation increasing the authorized Capital Stock and appointing new directors.(3)

3.(i).4   Articles of Amendment to the Articles of Incorporation of Ginsite Materials, Inc., changing the Name of
          Corporation to Environmental Construction Products International, Inc., filed September 16, 1999.(3)

3.(i).5   Articles of Share Exchange and Reorganization pursuant to a Plan of Reorganization adopted August 13,
          1999 and filed October 13, 1999. (3)

4.1A      Form of Private Offering(1)

4.1B      Note Purchase Agreement, The Augustine Fund, L.P., (1)

4.2       Agreement and Plan of Reorganization-Ginsite Materials, Inc's Acquisition of ENVIROCON Corporation dated
          August 13, 1999. (2)

10.1      Form Of Distributorship Agreement (1)

10.2      Form Of License Agreement (1)

10.3      Lease Agreement, Steven J. Cooperman, Trustee(1)

10.4A     Employment Agreement   Murray Ginsberg(1)

10.4B     Employment Agreement   Audrey Max(1)

10.4C     Employment Agreement   Henry Lione(1)

10.4D     Employment Agreement   Eugene Ladin(1)

10.4E     Employment Agreement   Barry Grieper(1)

10.4F     Employment Agreement   Henry Max(1)

10.5      Indemnification Agreement & Covenant Not To Sue   Murray Ginsberg(1)

10.6      Independent Marketing Services Agreement    Wayne A. Doss(1)

10.7      Purchase & Sale Agreement with ECO Marine Materials, Inc.(1)

10.8A     Consulting Agreement, Intercontinental Capital Corp.(1)

10.8B     Consulting Agreement, Monetary Advancement International, Inc.(1)

10.8B.1   Consulting Agreement Termination & Mutual Release, Monetary Advancement International, Inc.(1)

10.9A     Assignment of  Patent by Murray Ginsberg(1)

10.9B     Patent Application & Status; Trademark Application  & Status(1)

10.10.A.1 Promissory Note , Murray Ginsberg and Ginsite, patent assignment.(1)

10.10.A.2 Promissory Note, Ginsite and Progressive Technology(1)

10.10.A.3 Promissory Note, Ginsite and Progressive Technology(1)

10.11     Original  License  Agreement to Intellectual  Property between
          Paul Artzer, an individual, and ENVIROCON Corporation, a Nevada corporation, October 13, 1998.(3)

10.12     Renewal of License Agreement to Intellectual Property between Paul Artzer, an individual, and
          ENVIROCON Corporation, a Nevada corporation, October 13, 1998.(3)

10.13     Joint Venture  Agreement  between  Environmental  Construction
          Products   International,    Inc.(USA)   and   Modular   Homes
          Limited(INDIA)  for  the  purpose  of  jointly  manufacturing, marketing and promoting  ECPI Panel  Technology in India dated
          August 19, 1999.(3)

10.14  *  Envirocon Option Agreement with Martin Smerling and Lewis Lasher


10.15  *  Non-Disclosure and Non-Circumvention Bilateral Agreement [Re: Nicaragua facilities]

10.16  *  Envirocon Corporation & Bergandi Exclusivity Agreement

27.1   *  Financial Data Schedule

27.2   *  Financial Data Schedule Proforma

99.1      Order of the Circuit Court of the Seventeenth Judicial Circuit for Broward County, Florida Enforcing Settlement
          between Environmental Construction Products International, Inc., a Florida corporation, and Murray Ginsberg,
          Henry Max and Audrey Max, dated November 15, 1999.(3)

99.2   *  Arpin & Sons Independant Laboratory Testing Results for GINSITE(TM).

99.3   *  Hurricane  Testing  Results  and other  Laboratory  Testing  Results for
          GINSITE(TM).

-------------------

1. Incorporated herein by reference to the Registration Statement on Form 10-SB of Ginsite Materials, Inc. (File No. 0- 26609), filed with the U.S. Securities and Exchange Commission.

2.   Incorporated   herein  by  reference  to  the  Form  8-K  of  ENVIRONMENTAL
     CONSTRUCTION PRODUCTS INTERNATIONAL f/k/a GINSITE MATERIALS, INC. (File No. 0-26609), filed with the U.S. Securities and Exchange Commission.

3. Incorporated herein by reference to the Registration Statement Form 10-QSB of ENVIRONMENTAL CONSTRUCTION PRODUCTS INTERNATIONAL f/k/a GINSITE MATERIALS, INC. (File No. 0-26609), filed with the U.S. Securities and Exchange Commission.

                                   SIGNATURES
                                   ----------

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ENVIRONMENTAL CONSTRUCTION PRODUCTS INTERNATIONAL
                                      f/k/a
                             Ginsite Materials, Inc.
                                  (Registrant)

Date: January 12, 1999     By:  /s/ Frank Glinton
                           -----------------------
                              Frank Glinton, CEO

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

      Date          Signature                           Title
      ----          ---------                           -----

January 12, 2000    By: /s/ Frank Glinton               CEO
                    -----------------------
                       Frank Glinton

January 12, 2000    By: /s/ Wayne Doss                  President
                    -----------------------
                       Wayne Doss